MEMORANDUM OF CHANGES
                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 265

         The Prospectus filed with Amendment No. 2 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Van Kampen Focus Portfolios, Series 265 on January 12, 2001. An effort has been made to set forth below each of the major changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment. In addition to the changes detailed below, changes made in accordance with comments received from the staff of the Securities and Exchange Commission have been detailed in the letter accompanying this Registration Statement.

     Cover Page. The date of the Prospectus has been completed.

     Pages 2-3. "The Summary of Essential Financial Information" section and
                "Fee Table" have been completed.

     Pages 4-14. Revisions have been made and the portfolios have been completed.

     Pages 15-32. The descriptions of the Securities issuers have been completed.

     Pages 33-35. The Report of Independent Certified Public Accountants and
                  Statements of Condition have been completed.




                                                              FILE NO. 333-48734
                                                                    CIK #1123031

                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004

                                 Amendment No. 2
                                       to
                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


     A.   Exact Name of Trust: VAN KAMPEN FOCUS PORTFOLIOS, SERIES 265

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

     D.   Name and complete address of agents for service:

CHAPMAN AND CUTLER             VAN KAMPEN FUNDS INC.
Attention:  Mark J. Kneedy     Attention:  A. Thomas Smith III, General Counsel
111 West Monroe Street         One Parkview Plaza
Chicago, Illinois  60603       Oakbrook Terrace, Illinois  60181


     E.   Title of securities being registered: Units of proportionate interest

     F.   Approximate date of proposed sale to the public:


  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

/    /     Check box if it is proposed that this filing will become effective
-----      at ______ on January  12, 2001 pursuant to Rule 487.



                                   VAN KAMPEN
                              FOCUS PORTFOLIOS(SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.


VAN KAMPEN LIFE PORTFOLIOS, BANDWIDTH
   & TELECOMMUNICATIONS SERIES 1

VAN KAMPEN LIFE PORTFOLIOS,
   BIOTECHNOLOGY & PHARMACEUTICAL
   SERIES 1

VAN KAMPEN LIFE PORTFOLIOS, INTERNET
   SERIES 1

VAN KAMPEN LIFE PORTFOLIOS, MORGAN
   STANLEY HIGH-TECHNOLOGY 35 INDEXSM
   SERIES 1

VAN KAMPEN LIFE PORTFOLIOS, MORGAN
   STANLEY U.S. MULTINATIONAL 50 INDEXSM
   SERIES 1

--------------------------------------------------------------------------------

   Van Kampen Focus Portfolios, Series 265 includes the unit investment trusts described above (the "Portfolios"). Each Portfolio seeks capital appreciation by investing in a diversified portfolio of stocks. Of course, no one can guarantee that a Portfolio will achieve its objective. Units are offered only to separate accounts to fund benefits under variable annuity contracts issued by insurance companies (the "Accounts"). The Accounts will invest in Units in accordance with allocation instructions received from owners of the variable annuity contracts ("Contract Owners"). Accordingly, the interests of a Contract Owner in the Units are subject to the terms of their contract with the insurance company. The rights of the Accounts as Unitholders should be distinguished from the rights of a Contract Owner.







                                JANUARY 12, 2001


       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

     The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.



                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
                                JANUARY 12, 2001




PORTFOLIO INFORMATION


                           BANDWIDTH          BIOTECHNOLOGY
                          & TELECOM-                &                                    HIGH-TECH         MULTINATIONAL
                          MUNICATIONS        PHARMACEUTICAL         INTERNET             35 INDEX            50 INDEX
                           PORTFOLIO            PORTFOLIO           PORTFOLIO            PORTFOLIO           PORTFOLIO
                       ----------------     ----------------    ----------------     ----------------    ----------------
Initial Public Offering
   Price per Unit (1)  $          10.00    $           10.00    $          10.00    $           10.00    $         10.00
Initial Units (2)                13,098               12,486              13,164               12,826             12,574
Aggregate Initial Value
   of Securities (3)   $        130,978    $         124,852    $        131,640    $         128,258    $       125,736
Estimated Initial
   Distribution
   per Unit (4)        $           0.01    $            0.02                 N/A    $            0.01    $          0.05
Estimated Annual
   Dividends
   per Unit (4)        $        0.02703    $          0.4545    $        0.00344    $         0.01734    $       0.11110
Redemption Price
   per Unit (5)        $          10.00    $           10.00    $          10.00    $           10.00    $         10.00
Mandatory
   Termination Date         May 1, 2003          May 1, 2003         May 1, 2003          May 1, 2003        May 1, 2003


GENERAL INFORMATION
Initial Date of Deposit          January 12, 2001
Record Dates                     June 10 and December 10
Distribution Dates               June 25 and December 25



--------------------------------------------------------------------------------

(1) Unitholders will bear all or a portion of the expenses incurred in organizing and offering each Portfolio. These costs include the cost of preparation and printing of the trust agreement, registration statement and other documents relating to a Portfolio, federal and state registration fees and costs, initial fees and and expenses of the Custodian and Administrator, and legal and auditing expenses. The Public Offering Price per Unit includes the estimated amount of these costs. The Custodian will deduct these expenses from each Portfolio at the end of the initial offering period or after six months, whichever is earlier. The estimated amount for each Portfolio is described on the next page. The Public Offering Price per Unit will also include any accumulated dividends or cash in the Income or Capital Accounts.

(2) At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the public offering price per Unit equals $10. The number of Units and fractional interest of each Unit in a Portfolio will increase or decrease to the extent of any adjustment.

(3) Each Security is valued at the most recent closing sale price as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit.

(4) This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes. Actual dividends may vary due to a variety of factors. See "Risk Factors".

(5) The redemption price includes the estimated organizational and offering costs. The redemption price will not include these costs after the initial offering period or after six months, whichever is earlier. See "Rights of Unitholders--Redemption of Units".






FEE TABLE

                                      BANDWIDTH &     BIOTECHNOLOGY                                           MULTI-
                                       TELECOM-             &                               HIGH-TECH        NATIONAL
                                      MUNICATIONS    PHARMACEUTICAL       INTERNET          35 INDEX         50 INDEX
                                       PORTFOLIO        PORTFOLIO         PORTFOLIO         PORTFOLIO        PORTFOLIO
                                     -------------    -------------     -------------     -------------    -------------
TRANSACTION FEES
    (AS A % OF OFFERING PRICE)
Initial sales charge..............           0.00%             0.00%            0.00%            0.00%             0.00%
Maximum deferred sales
    charge over life (1)..........           1.38%             1.38%            1.38%            1.16%             1.16%
                                     -------------    -------------     -------------     -------------    -------------
Maximum sales charge (1)..........           1.38%             1.38%            1.38%            1.16%             1.16%
                                     =============    =============     =============     =============    =============

ESTIMATED ORGANIZATION
    COSTS PER UNIT (2)(3).........  $        0.009   $         0.009   $        0.009   $        0.009    $        0.009
                                     =============    =============     =============     =============    =============

ESTIMATED ANNUAL
    EXPENSES PER UNIT (3)

Custodian's Fee and
    Operating Expenses............  $        0.012   $         0.012   $        0.012   $        0.012    $        0.012
Administrator's Fee...............  $        0.035   $         0.035   $        0.035   $        0.035    $        0.035
Supervisory and
    Evaluation Fees...............  $        0.005   $         0.005   $        0.005   $        0.005    $        0.005
                                     -------------    -------------     -------------     -------------    -------------
Estimated Total Annual
    Expenses per Unit.............  $        0.052   $         0.052   $        0.052   $        0.052    $        0.052
                                     =============    =============     =============     =============    =============

ESTIMATED COSTS OVER TIME

One Year..........................  $           12   $            12   $           12   $           11    $           11
21 1/43 Years
    (life of Portfolio)...........  $           27   $            27   $           27   $           25    $           25


   This fee table is intended to assist in understanding the costs that the Accounts, and, indirectly, Contract Owners will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses an investor would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that all distributions are reinvested at the end of each year. Of course, this example is not a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The expenses are described under "Portfolio Operating Expenses". Contract Owners that invest in the Units should refer to the Account prospectus for a description of fees and expenses. The table and example above do not reflect deductions at the separate account level or contract level for any charges that may be incurred under a contract.

--------------------------------------------------------------------------------


(1) The deferred sales charge is actually equal to $0.06 per Unit annually for the Bandwidth & Telecommunications, Biotechnology & Pharmaceutical and Internet Portfolios. The deferred sales charge is actually equal to $0.05 per Unit annually for the High-Tech 35 Index and Multinational 50 Index Portfolios. The deferred sales charge accrues daily over the life of each Portfolio and each Portfolio pays a proportionate amount of this charge to the Sponsor on the 10th day of each month. An Account will only pay the deferred sales charge while it is a Unitholder of record in a Portfolio. An Account will not pay any remaining unaccrued amount of the deferred sales charge at the time of any Unit redemption. As a result, the figures above illustrate the maximum deferred sales charge that an Account could pay, as a percentage of the initial offering price of Units, if the Account purchased Units at the time a Portfolio was created and held the Units until termination of the Portfolio. These amounts could exceed the percentages above if the public offering price per Unit falls below $10 and could be less than the percentages above if the public offering price per Unit exceeds $10.


(2) Unitholders will bear all or a portion of the expenses incurred in organizing and offering their Portfolio. The Custodian will deduct the actual amount of these expenses from each Portfolio at the end of the initial offering period or after six months, if earlier.


(3) If actual organization costs and annual expenses exceed $0.10 per Unit in any year, the Sponsor will voluntarily pay any excess at its own expense.




BANDWIDTH & TELECOMMUNICATIONS PORTFOLIO

   The Portfolio seeks to increase the value of Units over time by investing in a portfolio of common stocks of companies diversified within the communications industry. Technological advancements have made it possible for people to communicate in ways that were not possible in the past. We designed the Portfolio to benefit from companies leading in these advancements. Cellular phones, the Internet, e-mail and personal pagers have rapidly changed the way people communicate.

   Bandwidth measures the connection that links data from one place to another. With the popularity of the telecommunications and internet sectors increasing, the demand to send data over these connections is increasing. Greater bandwidth makes it possible for these industries to operate by passing digital signals through a medium such as glass fibers at higher capacities. The greater the bandwidth, the greater the information carrying capacity.


     o The market for fiber optic components was $6.6 billion in 1999 and is growing at a rate of more than 40% annually. (Standard & Poor's Monthly Investment Review, October, 2000)

     o The Strategis Group estimates that broadband fixed wireless equipment sales may grow 65% annually, from $443 million in 2000 to $5.4 billion in 2004. (Technology Investor, December, 2000)

     o Some analysts feel that the telecommunication industry is in the initial phases of a sea of change as it makes the transition from circuit-based switching equipment to optical-networking devices. (Business Week, October 26, 2000)

     o The volume of Internet traffic is currently doubling every 100 days. If this trend continues, the total volume of data carried over the world's telecommunications infrastructure will exceed that of voice by 2002. (Source: PricewaterhouseCoopers Technology Center; A.D. Little).


   There is no assurance that these trends will continue or that expectations will actually occur. If these trends do not continue or if current expectations are not realized, this investment could be adversely affected. Of course, we cannot guarantee that the Portfolio will achieve its objective. The value of Units may fall below the price paid for the Units. Contract Owners should read the "Risk Factors" section before they invest.





PORTFOLIO
--------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          ------------
                AEROSPACE & DEFENSE
        112       Aeroflex, Inc.                            $      24.813              0.00%        $    2,779.00
                COMPUTER COMMUNICATIONS
         43       Brocade Communications Systems, Inc.             89.813              0.00              3,861.94
        305       CacheFlow, Inc.                                  14.125              0.00              4,308.13
        141       Cisco Systems, Inc.                              39.125              0.00              5,516.63
         87       Extreme  Networks, Inc.                          43.188              0.00              3,757.31
         30       Juniper Networks, Inc.                          132.313              0.00              3,969.38
         83       Redback Networks, Inc.                           48.250              0.00              4,004.75
                COMPUTER PROCESSING HARDWARE
        146       Palm, Inc.                                       26.063              0.00              3,805.13
        124       Sun Microsystems, Inc.                           31.875              0.00              3,952.50
                COMPUTER PERIPHERALS
         73       EMC Corporation                                  73.125              0.00              5,338.13
                ELECTRONIC EQUIPMENT/INSTRUMENTS
         54       JDS Uniphase Corporation                         49.375              0.00              2,666.25
         32       Newport Corporation                              85.563              0.02              2,738.00
                INTERNET SOFTWARE/SERVICES
         63       BEA Systems, Inc.                                61.250              0.00              3,858.75
         48       VeriSign, Inc.                                   87.625              0.00              4,206.00
                MAJOR TELECOMMUNICATIONS
         84       BellSouth Corporation                            43.875              1.73              3,685.50
+       114       Deutsche Telekom AG                              33.563              1.10              3,826.13
         72       SBC Communications, Inc.                         52.375              1.94              3,771.00
         66       Verizon Communications                           55.750              2.76              3,679.50
                PACKAGED SOFTWARE
+        40       Check Point Software Technologies, Inc.         124.438              0.00              4,977.50
                SEMICONDUCTORS
         77       Analog Devices, Inc.                             51.938              0.00              3,999.19
         56       Applied Micro Circuits Corporation               70.938              0.00              3,972.50
         15       SDL, Inc.                                       180.000              0.00              2,700.00
                SPECIALTY TELECOMMUNICATIONS
         53       Level 3 Communications, Inc.                     47.500              0.00              2,517.50
         80       Qwest Communications International, Inc.         47.500              0.00              3,800.00
                TELECOMMUNICATIONS EQUIPMENT
         62       CIENA Corporation                                83.563              0.00              5,180.88
         35       Comverse Technology, Inc.                       110.875              0.00              3,880.63
+       156       Nokia Oyj                                        42.000              0.39              6,552.00
+       202       Nortel Networks Corporation                      34.063              0.19              6,880.63
        162       ONI Systems Corporation                          34.938              0.00              5,659.88
         85       QUALCOMM, Inc.                                   70.688              0.00              6,008.44
                WIRELESS TELECOMMUNICATIONS
+       148       Vodafone Group Plc                               34.625              0.58              5,124.50
 ----------                                                                                          ------------
      2,848                                                                                         $  130,977.68
 ==========                                                                                          ============


See "Notes to Portfolios".


BIOTECHNOLOGY & PHARMACEUTICAL PORTFOLIO

   The Portfolio seeks to increase the value of Units over time by investing in a portfolio of stocks of companies diversified within the biotechnology and pharmaceuticals industries. Van Kampen designed the Portfolio to benefit from companies that are positioned for growth in these industries. Biotechnology and pharmaceuticals have increased the length and quality of life for millions of people. The Biotechnology Industry Organization estimates that in the last 25 years over 80 biotech drugs and vaccines have helped more than 200 million people worldwide over the last 25 years. Biotechnology also appears to be revolutionizing other areas such as medical diagnostics, agriculture, agriculture, forensics and environmental cleanup and preservation.

   The pharmaceutical industry is highly developed in the United States where demand for many drugs appears to remain constant. However, worldwide drug sales may have the potential for increased demand. Factors that could potentially contribute to the growth of this industry include discoveries in drug design and molecular biology, more favorable treatment by the Food and Drug Administration in drug reviews, and accelerated demand for drugs in Third World countries.


   Two worldwide trends appear to be providing growth potential for the biotechnology and pharmaceutical industries: the aging of the baby boom generation and an increase in life expectancy. The World Health Organization estimates that the over-60 age population could rise globally from 593 million in 1999 to over two billion by 2050. Developments in biotechnology and pharmaceuticals that target major ailments of the elderly may cause growth in these sectors in the years ahead. Consider these factors:

     o The U.S. pharmaceutical industry appears to be one of the healthiest and highest margined industries in the country.

     o Positive long-term fundamentals for the health care industry include expanding global demand for quality health care; an aging population; and rising research and development outlays, which could lead to new diagnostic and therapeutic products.

     o The pharmaceutical industry could continue to benefit from a more industry-friendly regulatory environment, as the Federal Drug Administration appears to be committed to streamlining and making more efficient the overall new drug approval process. (Source: Standard & Poor's Monthly Investment Review, November 2000.)


   Hypothetical annual total returns for the Standard & Poor's (S&P) Pharmaceutical Index, S&P 500 Index and Nasdaq Biotechnology Index are shown in the following table:

                   S&P             S&P          NASDAQ
             PHARMACEUTICAL        500       BIOTECHNOLOGY
                  INDEX           INDEX          INDEX
             --------------     ---------    ------------
     1994         16.43%         1.28%         (18.44%)
     1995         59.22         37.11           88.54
     1996         24.09         22.68           (0.33)
     1997         50.27         33.10           (0.07)
     1998         47.26         28.58           44.28
     1999        (11.56)        20.89          101.64
     2000         33.89         (9.10)          22.99


     This is not the past performance of any Portfolio or a previous series of any Portfolio and does not indicate the future performance of any Portfolio. The total returns do not reflect Portfolio fees or expenses. Source: FactSet Research Systems, Inc.

   There is no assurance that these trends will continue or that expectations will actually occur. This investment could be adversely affected if these trends do not continue or if current expectations are not realized. Of course, we cannot guarantee that the Portfolio will achieve its objective. The value of Units may fall below the price paid for the Units. Contract Owners should read the "Risk Factors" section before they invest.




PORTFOLIO
--------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------           ------------
                BIOTECHNOLOGY
         94       Abgenix, Inc.                             $      42.063              0.00%        $    3,953.88
         62       Amgen, Inc.                                      60.688              0.00              3,762.63
        157       Celgene Corporation                              25.375              0.00              3,983.88
        107       COR Therapeutics, Inc.                           35.438              0.00              3,791.81
         88       Genentech, Inc.                                  66.875              0.00              5,885.00
         43       Genzyme Corporation                              83.250              0.00              3,579.75
        110       Human Genome Sciences, Inc.                      57.750              0.00              6,352.50
         38       IDEC Pharmaceuticals Corporation                165.063              0.00              6,272.38
        127       Millennium Pharmaceuticals, Inc.                 47.375              0.00              6,016.63
                MEDICAL SPECIALTIES
        154       ALZA Corporation                                 36.250              0.00              5,582.50
         79       Applera Corporation - Applied
                    Biosystems Group                               76.688              0.22              6,058.31
         69       Baxter International, Inc.                       84.625              1.38              5,839.13
                PHARMACEUTICALS
        138       Abbott Laboratories, Inc.                        42.063              1.81              5,804.63
         69       Allergan, Inc.                                   85.063              0.38              5,869.31
+        99       Biovail Corporation                              37.490              0.00              3,711.51
         58       Bristol-Myers Squibb Company                     64.500              1.71              3,741.00
         49       Forest Laboratories, Inc.                       118.250              0.00              5,794.25
        178       IVAX Corporation                                 33.010              0.00              5,875.78
         39       Johnson & Johnson                                92.438              1.38              3,605.06
        148       King Pharmaceuticals, Inc.                       38.375              0.00              5,679.50
         72       Merck & Company                                  81.625              1.67              5,877.00
        142       Pfizer, Inc.                                     41.000              1.07              5,822.00
        108       Pharmacia Corporation                            54.938              0.87              5,933.25
+       101       Teva Pharmaceutical Industries, Ltd.             60.000              0.34              6,060.00
 ----------                                                                                          ------------
      2,329                                                                                         $  124,851.69
 ==========                                                                                          ============


See "Notes to Portfolios".



INTERNET PORTFOLIO


   The Portfolio seeks to increase the value of Units over time by investing in a portfolio of common stocks of companies primarily involved in the enabling technology or communication services areas of the Internet. These companies may include Internet access providers, companies that provide bandwidth and communications services and equipment, companies that provide software to "business-to-business" and "business-to-consumer" electronic commerce companies, electronic commerce companies, technology hardware manufacturers, companies that provide power supply equipment, companies that software security systems, companies that operate Internet "portal" sites, Internet content providers, technology service companies, companies that develop and provide data storage, and wireless communication companies.


   The Internet is an electronic communications network that connects computer networks and organizational computer facilities around the world. With a computer and access to the Internet you are connected to the world. You can gather information, have a conversation, conduct research, make a reservation, conduct business or pay a bill. This Portfolio may offer the potential to benefit from one of the latest technological innovations. The use of Internet-based applications has increased workers' productivity in part by enabling employees to share information and ideas with the rest of the company almost instantly. Additionally, the Internet is providing the means to establish a national or global presence without having to establish physical infrastructure. Van Kampen believes that recent trends may suggest growth potential within the Internet industry, such as:

     o If current trends continue, more than half of all U.S. households could be connected to the Internet by the end of 2000, and more than half of all individuals could be using the Internet by the middle of 2001. (U.S. Department of Commerce, October, 2000)


     o Internet traffic appears to be doubling every three months and straining telephone networks. In response, telephone companies are installing high-speed optical technology that transmits data hundreds of times faster than the old networks. (BusinessWeek, October, 2000)

     o The number of e-mails sent on an average day could rise to 10 billion worldwide in 2000. By 2005, this number could rise to 35 billion e-mails sent daily. (International Data Corporation, October, 2000)

     o The e-mail marketing industry may be worth $4.5 billion by 2003, rising from an estimate of $1.1 billion for the year 2000. (eMarketer, October, 2000)

     o Subscribers to high-bandwidth DSL connections could increase by 71% in 2001 to 7.7 million. (Cahners In-Stat, October, 2000)

   Of course, we cannot guarantee that the Portfolio will achieve its objective. The value of Units may fall below the price paid for the Units. Stocks of internet-related companies have been subject to extreme price volatility and speculative trading. Many Internet-related stocks have recently exhibited above-average price appreciation during a period of a generally rising stock market. No one can guarantee that this will continue or that the performance of Internet stocks will replicate the performance exhibited in the past. This Portfolio is appropriate for aggressive investors or as an aggressive growth component of an investment portfolio. Contract Owners should read the "Risk Factors" section before they invest.




PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------           ------------
                BANDWIDTH
         64       Analog Devices                            $      51.938              0.00%        $    3,324.00
         47       Applied Micro Circuits Corporation               70.938              0.00              3,334.06
         28       Broadcom Corporation                            115.813              0.00              3,242.75
         39       CIENA Corporation                                83.563              0.00              3,258.94
         89       Cisco Systems, Inc.                              39.125              0.00              3,482.13
         55       Corning, Inc.                                    59.000              0.41              3,245.00
         45       Enron Corporation                                69.438              0.72              3,124.69
         73       Extreme Networks, Inc.                           43.188              0.00              3,152.69
        224       Foundry Networks, Inc.                           15.313              0.00              3,430.00
         68       JDS Uniphase Corporation                         49.375              0.00              3,357.50
         25       Juniper Networks, Inc.                          132.313              0.00              3,307.81
         40       Newport Corporation                              85.563              0.02              3,422.50
+        99       Nortel Networks Corporation                      34.063              0.19              3,372.19
        103       ONI Systems Corporation                          34.938              0.00              3,598.56
         43       PMC-Sierra, Inc.                                 79.750              0.00              3,429.25
         70       Redback Networks, Inc.                           48.250              0.00              3,377.50
         19       SDL, Inc.                                       180.000              0.00              3,420.00
         78       Sycamore Networks, Inc.                          43.438              0.00              3,388.13
         60       Vitesse Semiconductor Corporation                54.500              0.00              3,270.00
                BUSINESS TO BUSINESS / BUSINESS TO CONSUMER
         75       Ariba, Inc.                                      43.313              0.00              3,248.44
        147       Art Technology Group, Inc.                       23.688              0.00              3,482.06
         53       BEA Systems, Inc.                                61.250              0.00              3,246.25
        207       BroadVision, Inc.                                15.063              0.00              3,117.94
        136       Commerce One, Inc.                               24.750              0.00              3,366.00
         63       i2 Technologies, Inc.                            50.813              0.00              3,201.19
        112       Interwoven, Inc.                                 29.125              0.00              3,262.00
         92       Oracle Corporation                               33.375              0.00              3,070.50
                HARDWARE
        122       Palm, Inc.                                       26.063              0.00              3,179.63
         63       Scientific-Atlanta, Inc.                         50.063              0.08              3,153.94
        104       Sun Microsystems, Inc.                           31.875              0.00              3,315.00
                SECURITY
+        25       Check Point Software Technologies, Limited      124.438              0.00              3,110.94
         40       VeriSign, Inc.                                   87.625              0.00              3,505.00
                SOFTWARE
         67       America Online, Inc.                             47.230              0.00              3,164.41
         49       Micromuse, Inc.                                  63.125              0.00              3,093.13
         85       Openwave Systems, Inc.                           39.813              0.00              3,384.06



PORTFOLIO (CONTINUED)
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------           ------------
                STORAGE
         36       Brocade Communications Systems, Inc.      $      89.813              0.00%        $    3,233.25
         45       EMC Corporation                                  73.125              0.00              3,290.63
        142       JNI Corporation                                  24.000              0.00              3,408.00
         34       VERITAS Software Corporation                     95.000              0.00              3,230.00
                WIRELESS
         43       QUALCOMM, Inc.                                   70.688              0.00              3,039.56
 ----------                                                                                          ------------
      3,009                                                                                         $  131,639.63
 ==========                                                                                          ============



See "Notes to Portfolios".





MORGAN STANLEY HIGH-TECHNOLOGY 35 INDEXSM PORTFOLIO

   The Portfolio seeks to provide capital appreciation through an investment in a portfolio of the common stocks included in the Morgan Stanley High-Technology 35 IndexSM. In creating the index, the Morgan Stan ley Technology Research Group sought to design a benchmark that provides broad industry representation of equally-weighted, highly liquid, pure technology companies that is rebalanced annually. Morgan Stanley set the index value to 200 as of the close of trading on December 16, 1994. The American Stock Exchange computes the value of the index in real-time during trading hours under the symbol "MSH". The index is the exclusive property and is a service mark of Morgan Stanley.

   The index currently includes 35 pure technology companies representing the full breadth of technology industry segments. These segments currently include Computer and Business Services, Enterprise Software/Technical Software (CAD/CAM), Internet and PC Software, Networking and Telecommunication Equipment, Server Hardware, PC Hardware and Peripherals, Semiconductor Capital Equipment and Semiconductors. The index attempts to include bellwether stocks that provide a balanced representation of these sub-industries. The index includes only electronics-based technology companies and excludes biotechnology, medical, test and instrumentation companies. The index is an equal weighted index that includes large and small industry bellwether stocks. The index seeks to minimize the pitfalls of market capitalization indexes. Morgan Stanley believes that market capitalization indexes fail to accommodate the wide range of market capitalizations and revenue bases common to the technology industry.

   Hypothetical annual total returns for the Morgan Stanley High-Technology 35 Index, the Standard & Poor's 500 Index and the Standard & Poor's Technology Index are shown in the following table.



                  HIGH-TECH        S&P          S&P
                  35 INDEX         500       TECHNOLOGY
                  ---------     --------     -----------
  1995               51.04%       37.11%       42.83%
  1996               21.59        22.68        41.37
  1997               17.08        33.10        26.09
  1998               95.67        28.58        72.95
  1999              110.87        20.89        75.10
  2000              (27.43)       (9.10)      (39.97)



   This is not the past performance of any Portfolio or a previous series of any Portfolio and does not indicate the future performance of any Portfolio. The performance figure for the High-Tech 35 Index does not reflect hypothetical Portfolio fees and expenses.
   The Portfolio seeks to invest in substantially all of the stocks, in substantially the same proportions, which comprise the index. Due to various factors discussed below, there can be no assurance that this objective will be met. An investment in Units should be made with an understanding that the Portfolio includes payments of expenses which may not be considered in public statements of the total return of the target index. The Sponsor will seek to create an initial portfolio that substantially replicates the target index, however, there can be no guarantee that this will be practicable. Precise duplication of the relationship among the securities in the index may not be achieved because it may be economically impracticable or impossible to acquire very small numbers of shares of certain stocks and because of other procedural policies of the Portfolio.


   Of course, we cannot guarantee that the Portfolio will achieve its objective. The value of Units may fall below the price paid for the Units. Stocks of technology companies have been subject to extreme price volatility and speculative trading. Many technology stocks have recently exhibited above-average price appreciation during a period of a generally rising stock market. No one can guarantee that this will continue or that the performance of technology stocks will replicate the performance exhibited in the past. This Portfolio is appropriate for aggressive investors or as an aggressive growth component of an investment portfolio. Contract Owners should read the "Risk Factors" section before they invest.



PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------           ------------
                COMPUTER BUSINESS & SOFTWARE
         60       Automatic Data Processing, Inc.           $      60.563              0.68%        $    3,633.75
         63       Electronic Data Systems Corporation              54.375              1.10              3,425.63
                ELECTRONICS MANUFACTURING SERVICES
        128       Solectron Corporation                            38.550              0.00              4,934.40
                ENTERPRISE SOFTWARE/TECHNICAL SOFTWARE
        148       Computer Associates International, Inc.          28.625              0.28              4,236.50
        123       Oracle Corporation                               33.375              0.00              4,105.13
        297       Parametric Technology Corporation                16.688              0.00              4,956.19
         93       PeopleSoft, Inc.                                 51.125              0.00              4,754.63
                INTERNET & PC SOFTWARE
        157       Amazon.com, Inc.                                 17.063              0.00              2,678.81
         73       America Online, Inc.                             47.230              0.00              3,447.79
         98       Electronic Arts, Inc.                            35.500              0.00              3,479.00
         71       Intuit, Inc.                                     35.000              0.00              2,485.00
         73       Microsoft Corporation                            55.000              0.00              4,015.00
        110       Yahoo!, Inc.                                     25.938              0.00              2,853.13
                NETWORKING & TELCOM EQUIPMENT
         29       Broadcom Corporation                            115.813              0.00              3,358.56
         74       Cisco Systems, Inc.                              39.125              0.00              2,895.25
         61       JDS Uniphase Corporation                         49.375              0.00              3,011.88
         27       Juniper Networks, Inc.                          132.313              0.00              3,572.44
        202       Lucent Technologies, Inc.                        18.188              0.44              3,673.88
        188       Motorola, Inc.                                   22.125              0.72              4,159.50
+        91       Nortel Networks Corporation                      34.063              0.19              3,099.69
         68       Sycamore Networks, Inc.                          43.438              0.00              2,953.75
         57       Tellabs, Inc.                                    58.563              0.00              3,338.06
                PC HARDWARE & DATA STORAGE
        207       Compaq Computer Corporation                      19.110              0.52              3,955.77
        179       Dell Computer Corporation                        22.813              0.00              4,083.44
         80       Palm, Inc.                                       26.063              0.00              2,085.00
                SEMICONDUCTOR CAPITAL EQUIPMENT
         92       Applied Materials, Inc.                          46.250              0.00              4,255.00
                SEMICONDUCTORS
        114       Intel Corporation                                33.438              0.24              3,811.88
         99       Micron Technology, Inc.                          41.000              0.00              4,059.00
+        77       STMicroelectronics N.V.                          43.750              0.05              3,368.75
         78       Texas Instruments, Inc.                          49.625              0.17              3,870.75
         88       Xilinx, Inc.                                     52.188              0.00              4,592.50


PORTFOLIO (CONTINUED)
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------           ------------
                SERVER & ENTERPRISE HARDWARE
         53       EMC Corporation                           $      73.125              0.00%        $    3,875.63
        116       Hewlett-Packard Company                          32.375              0.99              3,755.50
         40       International Business
                    Machines Corporation                           93.688              0.56              3,747.50
        117       Sun Microsystems, Inc.                           31.875              0.00              3,729.38
 ----------                                                                                          ------------
      3,631                                                                                         $  128,258.07
 ==========                                                                                          ============


See "Notes to Portfolios".



MORGAN STANLEY U.S. MULTINATIONAL 50 INDEXSM PORTFOLIO

   The Portfolio seeks to provide capital appreciation through an investment in a portfolio of the stocks included in the Morgan Stanley Multinational IndexSM. The Morgan Stanley Multinational IndexSM primarily consists of 50 of the largest U.S.-based companies often referred to as the "New Nifty Fifty". These multinational "blue-chip" companies are some of the most respected and recognized companies in the world. The Morgan Stanley Research Group designed the index to measure the performance of companies that derive a significant portion of their activity from foreign operations. The companies in the index have historically shared characteristics such as:

   o  Market leaders
   o  Strong financial strength
   o  Diversified businesses
   o  Solid cash flow
   o  Steady earnings growth
   o  Potential to take advantage of  worldwide growth

   The stocks in the index made up over 44% of the weighting of the Standard and Poor's 500 Index as of October 31, 2000. On October 31, 2000, the combined market capitalization of the companies in the index was approximately $5.2 trillion while the median market capitalization of the companies was approximately $78.8 billion. Morgan Stanley developed this capitalization-weighted index with a base value of 200 as of December 31, 1991. Options on the index trade on the Chicago Board Options Exchange under the symbol "NFT". The index includes 14 of the 20 largest U.S.-based companies as of October 31, 2000.

   Hypothetical annual price appreciation for the Morgan Stanley Multinational Index, Standard & Poor's 500 Index and the Morgan Stanley Capital International World Index is shown in the following table:



               MORGAN
              STANLEY
               MULTI-                    MSCI
              NATIONAL     S&P 500       WORLD
                INDEX       INDEX        INDEX
              ---------   ---------    ---------
1992              0.05%     4.46%      (7.14%)
1993              2.44      7.06       20.39
1994              7.93     (1.54)       3.15
1995             39.66     34.11       18.70
1996             28.95     20.26       11.72
1997             33.40     31.01       14.18
1998             33.58     26.67       22.77
1999             21.65     19.52       23.56
2000            (10.37)   (10.14)     (14.15)



   This is not the past performance of any Portfolio or a previous series of any Portfolio and does not indicate the future performance of any Portfolio. The performance figure for the Morgan Stanley Multinational IndexSM does not reflect hypothetical Portfolio sales charges and expenses.

   The Portfolio seeks to invest in substantially all of the stocks, in substantially the same proportions, which comprise the index. Due to various factors discussed below, there can be no assurance that this objective will be met. An investment in Units should be made with an understanding that the Portfolio includes payments of expenses which may not be considered in public statements of the total return of the target index. The Sponsor will seek to create an initial portfolio that substantially replicates the target index, however, there can be no guarantee that this will be practicable. Precise duplication of the relationship among the securities in the index may not be achieved because it may be economically impracticable or impossible to acquire very small numbers of shares of certain stocks and because of other procedural policies of the Portfolio.


   The index is the exclusive property and is a service mark of Morgan Stanley. As with any investment, no one can guarantee that the Portfolio will achieve its objective. The value of Units may fall below the price paid for the Units. Contract Owners should read the "Risk Factors" section before they invest.




PORTFOLIO
--------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------           ------------
                BASIC MATERIALS
         22       Du Pont (E.I.) de Nemours and Company     $      45.000              3.11%        $      990.00
                CAPITAL GOODS
         22       Boeing Company                                   59.125              1.15              1,300.75
        255       General Electric Company                         46.563              1.37             11,873.44
          8       Minnesota Mining and
                    Manufacturing Company                         112.125              2.07                897.00
+        38       Tyco International Ltd.                          58.313              0.09              2,215.88
                COMMUNICATION SERVICES
         83       AT&T Corporation                                 23.188              0.65              1,924.56
                CONSUMER STAPLES
          9       Campbell Soup Company                            32.438              2.77                291.94
         57       Coca-Cola Company                                57.375              1.19              3,270.38
         11       ConAgra, Inc.                                    23.750              3.79                261.25
          6       General Mills, Inc.                              41.500              2.65                249.00
         23       Gillette Company                                 34.563              1.88                794.94
          8       H.J. Heinz Company                               42.813              3.67                342.50
         10       Kellog Company                                   25.750              3.92                257.50
         29       McDonald's Corporation                           32.688              0.66                947.94
          4       NIKE, Inc.                                       57.750              0.83                231.00
         33       PepsiCo, Inc.                                    46.063              1.22              1,520.06
         41       Philip Morris Companies, Inc.                    41.625              5.09              1,706.63
         27       Procter & Gamble Company                         72.750              1.92              1,964.25
         19       Sara Lee Corporation                             21.438              2.71                407.31
         58       Walt Disney Company                              29.500              0.71              1,711.00
                ENERGY
+        85       BP Amoco Plc                                     48.938              2.57              4,159.69
         83       Exxon Mobil Corporation                          81.750              2.15              6,785.25
                FINANCIALS
         38       Bank of America Corporation                      49.438              4.53              1,878.63
        102       Citigroup, Inc.                                  55.000              1.02              5,610.00
         38       American Express Company                         47.875              0.67              1,819.25
                HEALTH CARE
         43       Abbott Laboratories                              42.063              1.81              1,808.69
         33       American Home Products Corporation               54.350              1.69              1,793.55
          6       Becton, Dickinson and Company                    33.125              1.15                198.75
         43       Bristol-Myers Squibb Company                     64.500              1.71              2,773.50
         27       Eli Lilly and Company                            81.625              1.37              2,203.88
         31       Johnson & Johnson                                92.438              1.38              2,865.56
         28       Medtronic, Inc.                                  52.875              0.38              1,480.50
         56       Merck & Company, Inc.                            81.625              1.67              4,571.00
        153       Pfizer, Inc.                                     41.000              1.07              6,273.00
         34       Schering-Plough Corporation                      50.125              1.12              1,704.25


PORTFOLIO (CONTINUED)
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------           ------------
                TECHNOLOGY
         15       Automatic Data Processing, Inc.           $      60.563              0.68%        $      908.44
        255       Cisco Systems, Inc.                              39.125              0.00              9,976.88
          8       Eastman Kodak Company                            41.750              4.22                334.00
          9       Electronic Data Systems Corporation              54.375              1.10                489.38
         65       Hewlett-Packard Company                          32.375              0.99              2,104.38
        215       Intel Corporation                                33.375              0.24              7,175.63
         44       International Business
                    Machines Corporation                           93.688              0.56              4,122.25
        109       Lucent Technology                                18.188              0.44              1,982.44
        153       Microsoft Corporation                            55.000              0.00              8,415.00
         57       Motorola, Inc.                                   22.125              0.72              1,261.13
        108       Oracle Corporation                               33.375              0.00              3,604.50
         39       Texas Instruments, Inc.                          49.625              0.17              1,935.38
         21       Xerox Corporation                                 6.813              2.94                143.06
         61       America Online, Inc.                             47.230              0.00              2,881.03
                UTILITIES
         19       Enron Corporation                                69.438              0.72              1,319.31
 ----------                                                                                          ------------
      2,741                                                                                         $  125,735.64
 ==========                                                                                          ============


See "Notes to Portfolios".



NOTES TO PORTFOLIOS


     (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Custodian. Contracts to acquire Securities were entered into on January 11, 2001 and have a settlement date of January 16, 2001 (see "The Portfolios").


     (2) The market value of each Security is based on the most recent closing sale price as of the close of the New York Stock Exchange on the business day prior to the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:


                                                                  PROFIT
                                               COST TO           (LOSS) TO
                                               SPONSOR            SPONSOR
                                           --------------     --------------
Bandwidth & Telecommunications Portfolio    $131,058           $    (80)
Biotechnology & Pharmaceutical Portfolio    $124,852           $     --
Internet Portfolio                          $131,716           $    (76)
High-Tech 35 Index Portfolio                $128,270           $    (12)
Multinational 50 Index Portfolio            $125,760           $    (24)



       "+" indicates that the stock is issued by a foreign company.

     (3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's market value as of the time described in the previous note. Estimated annual dividends per share are calculated by annualizing the most recently declared dividends or by adding the most recent interim and final dividends declared and reflect any foreign withholding taxes.




     THE SECURITIES. A brief description of each of the issuers of the Securities is listed below.


   BANDWIDTH & TELECOMMUNICATIONS PORTFOLIO

     Aeroflex, Inc. Aeroflex, Inc. designs, engineers, and manufactures microelectronic module, interconnect, and testing solutions used in communication applications. The company's products are used in the fiber optics, wireless and wireline communications, broadband, cable television, satellite, and defense communications markets.

     Analog Devices, Inc. Analog Devices, Inc. designs, manufactures, and markets integrated circuits used in analog and digital signal processing. The company's products are used in communications, computer, industrial, instrumentation, military/aerospace, automotive, and high-performance consumer electronics applications. Analog Devices sells its products worldwide.

   Applied Micro Circuits Corporation. Applied Micro Circuits Corporation designs, develops, manufactures, and markets high-performance, high-bandwidth silicon solutions for the world's communications infrastructure. The company provides products for the automated test equipment, high-speed computing, and military markets.

   BEA Systems, Inc. BEA Systems, Inc. provides e-commerce infrastructure software. The company, along with its e-commerce transaction platform, provides consulting, education, and support services that help companies launch e-commerce initiatives. BEA's systems are used in the commercial and investment banking, securities trading, telecommunications, airlines, retail, and manufacturing industries.

   BellSouth Corporation. BellSouth Corporation, through its wholly-owned BellSouth Telecommunications, Inc. and BellSouth Enterprises, Inc. subsidiaries, provides telecommunications services, systems, and products. The company provides residential, business, and wholesale customers with integrated voice, video, and data services. Bell South conducts operations in the United States and in other countries.

     Brocade Communications Systems, Inc. Brocade Communications Systems, Inc. provides switching solutions for storage area networks (SAN). The company's switching solutions utilize the fiber channel interconnect protocol. Brocade's family of SilkWorm switches enables a company to manage growth of its data storage requirements, improve the data transfer performance, and increase the size of its SAN.

   CacheFlow, Inc. CacheFlow, Inc. designs, develops, and markets appliances that accelerate and manage the flow of information over the Internet through a process called Internet caching. The company's appliances are deployed by its Internet service provider and enterprise customers throughout their networks as a way to cache information physically closer to the people using these networks.

     Check Point Software Technologies, Ltd. Check Point Software Technologies, Ltd. provides Internet security. The company's secure virtual network (SVN) architecture provides the infrastructure that enables secure and reliable Internet communications. SVN secures business-to-business communications between networks, systems, applications, and users across the Internet, intranets, and extranets.

   CIENA Corporation. CIENA Corporation provides optical networking equipment. The company offers products for tele- and data-communications service providers worldwide. CIENA's customers include long distance carriers, competitive local exchange carriers, Internet service providers, and wholesale carriers. The company offers optical transport, intelligent switching, and multi-service delivery systems.

     Cisco Systems, Inc. Cisco Systems, Inc. supplies data networking products to the corporate enterprise and public wide area service provider markets. The company's products offer a variety of end-to-end networking hardware, software, and services. Cisco's clients include utilities, corporations, universities, governments, and small to medium-size businesses worldwide.

     Comverse Technology, Inc. Comverse Technology, Inc. designs, manufactures, markets, and supports computer and telecommunications systems and software for multimedia communications and information processing applications. The company's products are used in a variety of applications by fixed and wireless telephone network operators, government agencies, call centers, financial institutions, and other organizations.

   Deutsche Telekom AG. Deutsche Telekom AG owns, operates and leases public telecommunications networks and offers network applications services. The company provides local and long-distance telephone services, as well as integrated voice and data digital services and maintains a large cable television network. Deutsche Telekom also offers mobile, paging and on-line services to German and international customers.

   EMC Corporation. EMC Corporation provides enterprise storage systems, software, networks, and services. The company's products store, retrieve, manage, protect, and share information from all major computing environments, including UNIX, Windows NT, and mainframe platforms. EMC operates offices around the world.

     Extreme Networks, Inc. Extreme Networks, Inc. provides switching solutions for local area networks (LAN). The company uses its custom ASICs and a common hardware, software, and management architecture to offer customers LAN solutions.

   JDS Uniphase Corporation. JDS Uniphase Corporation provides advanced fiberoptic components and modules. The company's products are sold to telecommunications and cable television system providers worldwide. Products include semiconductor lasers, high-speed external modulators, transmitters, amplifiers, couplers, multiplexers, and optical switches. JDS also designs, manufactures, and markets laser subsystems.

     Juniper Networks, Inc. Juniper Networks, Inc. provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.

     Level 3 Communications, Inc. Level 3 Communications, Inc. provides telecommunications and information services, including local, long distance, and data transmission. The company also provides other enhanced communications and Internet services, and is involved in coal mining businesses.

   Newport Corporation. Newport Corporation designs, manufactures, and markets components, instruments, and integrated systems to fiber-optic communications, semiconductor equipment, computer peripherals, and scientific research markets. The company's customers include Fortune 500 corporations, technology companies, and research laboratories in commercial, academic, and government sectors worldwide.

   Nokia Oyj. Nokia Oyj is an international telecommunications company. The company develops and manufactures mobile phones and networks and systems for cellular and fixed networks. Nokia also develops and supplies access networks, multimedia equipment and other telecom related products. The company markets its products and services worldwide.

     Nortel Networks Corporation. Nortel Networks Corporation is an Internet and communications provider with capabilities spanning optical, wireless, local Internet, and electronic business. The company serves carrier, service provider, and enterprise customers around the world. Nortel provides access products, business applications and services, data and Internet products, and other products and services.

     ONI Systems Corporation. ONI Systems Corporation develops, markets, and sells communications networking equipment based on optical technology. The company's equipment uses pulses of light rather than electric current in the transmission and routing of telephone, Internet, and other data communications in these networks.

     Palm, Inc. Palm, Inc. provides handheld computing devices. The company develops, designs, and markets its Palm-branded handheld devices. The Palm product family offers HotSync synchronization technology, pen-based input technology, and personal information management applications such as datebook and address book.

     QUALCOMM, Inc. QUALCOMM, Inc. develops and delivers digital wireless communications products and services based on the company's CDMA digital technology. The company's business areas include integrated CDMA chipsets and systems software, technology licensing, Eudora email software for Windows and Macintosh platforms, and satellite based systems including Omnitracs and Globalstar systems.

     Qwest Communications International, Inc. Qwest Communications International, Inc. provides broadband Internet-based data, voice, and image communications for businesses and consumers. The company's Qwest Macro Capacity Fiber Network operates in North America. Qwest is also building a high-capacity European fiber optic, Internet-based network with its joint venture partner.

     Redback Networks, Inc. Redback Networks, Inc. provides advanced networking solutions. The company's solutions enable carriers, cable multiple system operators, and service providers to rapidly deploy high-speed broadband access to the Internet and corporate networks. Redback's subscriber management system connects and manages subscribers using digital subscriber line, cable, and wireless technologies.

     SBC Communications, Inc. SBC Communications, Inc. provides communications services in the United States and in other countries. The company provides local and long-distance phone service, wireless and data communications, paging, Internet access and messaging, cable and satellite television, security services, and telecommunications equipment. SBC also provides directory advertising and publishing.

     SDL, Inc. SDL, Inc. designs, manufactures, and markets semiconductor lasers, fiber optic related products, and optoelectronic systems. The company's products are used in the telecommunications, cable television, dense wavelength division multiplexing, and satellite communications markets.

     Sun Microsystems, Inc. Sun Microsystems, Inc. provides products, services, and support solutions for building and maintaining network computing environments. The company sells scalable computer systems, high-speed microprocessors, and a complete line of high-performance software for operating network computing equipment and storage products. Sun also provides support, education, and professional services.

     VeriSign, Inc. VeriSign, Inc. provides Internet trust services needed by websites, enterprises, electronic commerce providers, and individuals to conduct electronic commerce and communications over Internet protocol networks. The company also provides Internet domain registration services for Web addresses ending in .com, .net, .org, and .edu. In addition, VeriSign provides Internet technology services.

     Verizon Communications, Inc. Verizon Communications, Inc. provides wireline voice and data services, wireless services, Internet services, and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment, and payphones. Verizon has operations worldwide.

     Vodafone Group Plc. Vodafone Group Plc provides mobile telecommunications services. The company supplies customers with digital and analogue cellular telephone, paging and mobile data and Internet services. The group, via a 50% joint venture with VivendiNet, operates the `VIZZAVI' brand Internet portal company in Europe. Vodafone has agreements in over 100 countries and across 230 networks.

   BIOTECHNOLOGY & PHARMACEUTICAL PORTFOLIO

     Abbott Laboratories. Abbott Laboratories discovers, develops, manufactures, and sells a broad and diversified line of health care products and services. The company's products include pharmaceuticals, diagnostic products, hospital products, chemical and agricultural products, and nutritionals. Abbott markets its products worldwide through affiliates and distributors.

     Abgenix, Inc. Abgenix, Inc. is a biopharmaceutical company that develops antibody therapeutic products for the treatment of a variety of disease conditions. The company's products treat transplant-related diseases, inflammatory and autoimmune disorders, and cancer. Abgenix utilizes its XenoMouse technology to build a diversified product portfolio.

     Allergan, Inc. Allergan, Inc. provides eye care and specialty pharmaceutical products throughout the world. The company's products are marketed to the eye care pharmaceutical, ophthalmic surgical device, over-the-counter contact lens care, movement disorder, and dermatological markets. Allergan markets its products under brand names such as Alphagan, Botox, and Complete.

     ALZA Corporation. ALZA Corporation is a research-based pharmaceutical products company with drug delivery technologies. The company applies its technologies to develop pharmaceutical products with enhanced therapeutic value for its own portfolio, as well as for other pharmaceutical companies. ALZA's sales and marketing efforts are currently focused in urology and oncology.

     Amgen, Inc. Amgen, Inc. discovers, develops, manufactures, and markets human therapeutics based on cellular and molecular biology. The company focuses its research on secreted protein and small molecule therapeutics, with particular emphasis on neuroscience and cancer. Amgen concentrates on the areas of hematology, cancer, infectious disease, endocrinology, neurobiology, and inflammation.

     Applera Corporation-Applied Biosystems Group. Applera Corporation-Applied Biosystems Group develops and markets instrument-based systems, reagents, software, and contract services to the life science industry and research community. The company's customers use these tools to analyze nucleic acids, small molecules, and proteins in order to make scientific discoveries, develop new pharmaceuticals, and conduct standardized testing.

     Baxter International, Inc. Baxter International, Inc. develops, manufactures, and markets products and technologies related to the blood and circulatory systems. The company also researches, develops, manufactures, and sells vaccines for the prevention of infectious diseases. Baxter conducts operations in North America, Asia, Europe, Japan, and Latin America.

     Biovail Corporation. Biovail Corporation is an international, fully-integrated pharmaceutical company that develops, tests, and manufactures drugs. The company utilizes controlled-release, rapid dissolve, enhanced absorption and taste masking technologies. Biovail markets its products directly in Canada and through strategic licensing partners internationally.

     Bristol-Myers Squibb Company. Bristol-Myers Squibb Company is a diversified worldwide health and personal care company that manufactures medicines and other products. The company's products include therapies for various diseases and disorders, consumer medicines, orthopedic devices, ostomy care, wound management, nutritional supplements, infant formulas, and hair and skin care products.

     Celgene Corporation. Celgene Corporation develops and commercializes human pharmaceuticals and agrochemicals. The company employs small molecule immunotherapeutic compound development and biocatalytic chiral chemistry technology platforms. Celgene's lead compound, Thalomid, is in clinical trials for the treatment of a variety of cancers and is being marketed for the treatment of ENL, a complication of leprosy.

     COR Therapeutics, Inc. COR Therapeutics, Inc. discovers, develops, and commercializes pharmaceutical products for the treatment and prevention of severe cardiovascular diseases. The company currently has research and development programs that seek to address the critical needs in unstable angina, acute myocardial infarction, deep vein thrombosis, and restenosis.

     Forest Laboratories, Inc. Forest Laboratories, Inc. develops, manufactures, and sells both branded and generic forms of ethical products which require a physician's prescription. The company also manufactures non-prescription pharmaceutical products sold over-the-counter, which are used for the treatment of a wide range of illnesses. Forest's products are marketed in the United States and Eastern Europe.

     Genentech, Inc. Genentech, Inc., a biotechnology company, discovers, develops, manufactures, and markets human pharmaceuticals. The company markets biotechnology products directly in the United States.

     Genzyme Corporation. Genzyme Corporation develops and markets therapeutic and surgical products, as well as diagnostic services and products. The company also develops and markets biological products and devices for orthopedic injuries and severe burns. Genzyme markets its products directly to physicians, hospitals, and treatment centers around the world.

     Human Genome Sciences, Inc. Human Genome Sciences, Inc. researches and develops proprietary pharmaceutical and diagnostic products. The company's products predict, prevent, detect, treat, and cure disease based on the discovery of human and microbial genes.

     IDEC Pharmaceuticals Corporation. IDEC Pharmaceuticals Corporation, a biopharmaceutical company, researches, develops, and commercializes targeted therapies for the treatment of cancer and autoimmune and inflammatory diseases. The company's Rtuxan product treats certain B-cell NHLs. IDEC also develops products for the treatment of certain solid tumor cancers and various autoimmune diseases.

     IVAX Corporation. IVAX Corporation researches, develops, manufactures, and markets branded and generic pharmaceuticals in the United States and international markets. The company also specializes in veterinary products, diagnostic products, and nutraceuticals.

     Johnson & Johnson. Johnson & Johnson manufactures health care products and provides related services. The company sells its products to the consumer, pharmaceutical, and professional markets in countries around the world. Johnson & Johnson's principal consumer products include Band-Aid adhesive bandages, Tylenol acetaminophen products, Johnson's baby products, and Stayfree sanitary products, among others.

     King Pharmaceuticals, Inc. King Pharmaceuticals, Inc. manufactures, markets, and sells primarily branded prescription pharmaceutical products. The company markets its products to general/family practitioners and internal medicine physicians and hospitals across the United States. King also provides contract manufacturing for a number of pharmaceutical and biotechnology companies.

     Merck & Company, Inc. Merck & Company, Inc. is a global pharmaceutical company that discovers, develops, manufactures, and markets a broad range of human and animal health products. The company also provides pharmaceutical benefit services. Merck's products include Zocor, a treatment for elevated cholesterol, Pepcid anti-ulcerant, Primaxin antibiotic, and Propecia, a treatment for male pattern hair loss.

     Millennium Pharmaceuticals, Inc. Millennium Pharmaceuticals, Inc. is a biopharmaceutical company that uses its scientific and technological capabilities and methods to develop drugs and predictive medicine products and services. The company's predictive medicine involves identifying information that enables healthcare professionals to make better informed decisions on drug treatment and patient care.

     Pfizer, Inc. Pfizer, Inc. is a research-based, global pharmaceutical company that discovers, develops, manufactures, and markets medicines for humans and animals. The company's products include prescription pharmaceuticals, non-prescription self-medications, and animal health products such as anti-infective medicines and vaccines.

     Pharmacia Corporation. Pharmacia Corporation researches, manufactures, and sells pharmaceuticals worldwide. The company's pharmaceutical segment includes prescription products for humans and animals, bulk pharmaceuticals, and contract manufacturing. Pharmacia's agricultural products segment is comprised of agricultural chemicals, seeds, and genomics, as well as animal productivity and nutrition research.

     Teva Pharmaceutical Industries, Ltd. Teva Pharmaceutical Industries, Ltd. is a pharmaceutical company with more than 70% of its sales outside Israel, primarily in the United States. The company develops, manufactures, and markets branded and generic human pharmaceuticals, bulk pharmaceutical chemicals, medical disposable, and veterinary products.

   INTERNET PORTFOLIO

     America Online, Inc. America Online, Inc. provides interactive communications and services through its America Online and CompuServe worldwide Internet online services. The company's Web sites offer such features as a personalized news service, electronic mail via the Web, an online community center, public and private meeting rooms and interactive conversations, and guest interviews.

     Analog Devices, Inc. Analog Devices, Inc. designs, manufactures, and markets integrated circuits used in analog and digital signal processing. The company's products are used in communications, computer, industrial, instrumentation, military/aerospace, automotive, and high-performance consumer electronics applications. Analog Devices sells its products worldwide.

     Applied Micro Circuits Corporation. Applied Micro Circuits Corporation designs, develops, manufactures, and markets high-performance, high-bandwidth silicon solutions for the world's communications infrastructure. The company provides products for the automated test equipment, high-speed computing, and military markets.

     Ariba, Inc. Ariba, Inc. provides intranet- and Internet-based business-to-business electronic commerce solutions for operating resources. Operating resources include information technology and telecommunications equipment, professional services, facilities and office equipment, and expense items.

     Art Technology Group, Inc. Art Technology Group, Inc. offers an integrated suite of Internet customer relationship management and electronic commerce software applications. The company also offers related application development, integration, and support services. Art Technology's Dynamo product suite includes a Web page generation engine and application server, and e-commerce management applications.

     BEA Systems, Inc. BEA Systems, Inc. provides e-commerce infrastructure software. The company, along with its e-commerce transaction platform, provides consulting, education, and support services that help companies launch e-commerce initiatives. BEA's systems are used in the commercial and investment banking, securities trading, telecommunications, airlines, retail, and manufacturing industries.

     Broadcom Corporation. Broadcom Corporation provides integrated silicon solutions that enable broadband digital data transmission of voice, data, and video content to the home and within the business enterprise. The company designs, develops, and supplies integrated circuits for cable set-top boxes, cable modems, high-speed networking, direct satellite and digital broadcast, and digital subscriber line.

     BroadVision, Inc. BroadVision, Inc. develops, markets, and supports application software solutions that personalize e-business. The company's solutions enable e-businesses to use the Web and a variety of wireless devices as platforms to conduct electronic commerce, offer online customer self-service and support, deliver information, and provide financial services.

     Brocade Communications Systems, Inc. Brocade Communications Systems, Inc. provides switching solutions for storage area networks (SAN). The company's switching solutions utilize the fiber channel interconnect protocol. Brocade's family of SilkWorm switches enables a company to manage growth of its data storage requirements, improve the data transfer performance, and increase the size of its SAN.

     Check Point Software Technologies Ltd. Check Point Software Technologies Ltd. provides Internet security. The company's secure virtual network (SVN) architecture provides the infrastructure that enables secure and reliable Internet communications. SVN secures business-to-business communications between networks, systems, applications, and users across the Internet, intranets, and extranets.

   CIENA Corporation. CIENA Corporation provides optical networking equipment. The company offers products for tele- and data-communications service providers worldwide. CIENA's customers include long distance carriers, competitive local exchange carriers, Internet service providers, and wholesale carriers. The company offers optical transport, intelligent switching, and multi-service delivery systems.

     Cisco Systems, Inc. Cisco Systems, Inc. supplies data networking products to the corporate enterprise and public wide area service provider markets. The company's products offer a variety of end-to-end networking hardware, software, and services. Cisco's clients include utilities, corporations, universities, governments, and small to medium-size businesses worldwide.

     Commerce One, Inc. Commerce One, Inc. provides Web-based, enterprise procurement solutions that link buying and supplying organizations into real-time trading communities. The company's Commerce Chain Solution automates the entire indirect goods and services supply chain.

     Corning, Inc. Corning, Inc. conducts operations in the telecommunications, advanced materials, and information display industries. The company produces optical fiber, cable, and photonic components for the telecommunications industry, as well as produces glass panels, funnels, liquid crystal display glass and projection video lens assemblies for the information display industry.

     EMC Corporation. EMC Corporation provides enterprise storage systems, software, networks, and services. The company's products store, retrieve, manage, protect, and share information from all major computing environments, including UNIX, Windows NT, and mainframe platforms. EMC operates offices around the world.

     Enron Corporation. Enron Corporation conducts electricity, natural gas, and communications businesses. The company produces electricity and natural gas, develops, constructs, and operates energy facilities worldwide, and delivers both physical commodities and financial and risk management services to customers. The company is also developing an intelligent network platform to facilitate online business.

     Extreme Networks, Inc. Extreme Networks, Inc. provides switching solutions for local area networks (LAN). The company uses its custom ASICs and a common hardware, software, and management architecture to offer customers LAN solutions.

     Foundry Network, Inc. Foundry Networks, Inc. designs, develops, manufactures, and markets a suite of high performance networking products for enterprises and Internet service providers. The company's products provide solutions for various types of networks, including local area networks, metropolitan area networks, and wide area networks.

     i2 Technologies, Inc. i2 Technologies, Inc. provides eBusiness solutions. The company's TradeMatrix product, a platform of business-to-business solutions, services, and marketplaces, offers planning, procurement, commerce, fulfillment, customer care, retail, strategic sourcing, and product development services. i2 Technologies also offers its Rhythm software applications product.

     Interwoven, Inc. Interwoven, Inc. provides Web content management solutions. The company's products help companies build, maintain, and extend mission-critical Web sites and eBusiness applications. Interwoven's TeamSite product combines the functions of content management, version control, workflow, and application development in an open, standards-based platform.

     JDS Uniphase Corporation. JDS Uniphase Corporation provides advanced fiberoptic components and modules. The company's products are sold to telecommunications and cable television system providers worldwide. Products include semiconductor lasers, high-speed external modulators, transmitters, amplifiers, couplers, multiplexers, and optical switches. JDS also designs, manufactures, and markets laser subsystems.

     JNI Corporation. JNI Corporation designs and supplies fiber channel hardware and software products that connect servers and data storage devices to form storage area networks (SANs). The company markets application specific integrated circuits based on its proprietary technology, a broad range of fiber channel host bus adapters, and software that facilitates SAN device integration and management.

     Juniper Networks, Inc. Juniper Networks, Inc. provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.

     Micromuse, Inc. Micromuse, Inc. provides service-level management software. The company's Netcool suite of applications is used by managed network service providers, Internet service providers, telecommunications firms, and corporate enterprises worldwide.

     Newport Corporation. Newport Corporation designs, manufactures, and markets components, instruments, and integrated systems to fiber-optic communications, semiconductor equipment, computer peripherals, and scientific research markets. The company's customers include Fortune 500 corporations, technology companies, and research laboratories in commercial, academic, and government sectors worldwide.

     Nortel Networks Corporation. Nortel Networks Corporation is an Internet and communications provider with capabilities spanning optical, wireless, local Internet, and electronic business. The company serves carrier, service provider, and enterprise customers around the world. Nortel provides access products, business applications and services, data and Internet products, and other products and services.

     ONI Systems Corporation. ONI Systems Corporation develops, markets, and sells communications networking equipment based on optical technology. The company's equipment uses pulses of light rather than electric current in the transmission and routing of telephone, Internet, and other data communications in these networks.

     Openwave Sytems, Inc. Openwave Systems, Inc. provides open Internet-based communication infrastructure software and applications. The company's customers are wireless network operators, wireline carriers, Internet service providers, portals, and broadband network providers. Openwave offers wireless Internet infrastructure and browsers, unified messaging, mobile e-mail, directory service, and voice processing.

     Oracle Corporation. Oracle Corporation supplies software for enterprise information management. The company offers databases and relational servers, application development and decision support tools, and enterprise business applications. Oracle's software runs on network computers, personal digital assistants, set-top devices, workstations, PCs, minicomputers, mainframes, and massively parallel computers.

     Palm, Inc. Palm, Inc. provides handheld computing devices. The company develops, designs, and markets its Palm-branded handheld devices. The Palm product family offers HotSync synchronization technology, pen-based input technology, and personal information management applications such as datebook and address book.

     PMC-Sierra, Inc. PMC-Sierra, Inc. designs, develops, markets, and supports semiconductor networking solutions. The company's products are used in the high speed transmission and networking systems which are used to restructure the global telecommunications and data communications infrastructure.

     QUALCOMM, Inc. QUALCOMM, Inc. develops and delivers digital wireless communications products and services based on the company's CDMA digital technology. The company's business areas include integrated CDMA chipsets and systems software, technology licensing, Eudora email software for Windows and Macintosh platforms, and satellite based systems including Omnitracs and Globalstar systems.

     Redback Networks, Inc. Redback Networks Inc. provides advanced networking solutions. The company's solutions enable carriers, cable multiple system operators, and service providers to rapidly deploy high-speed broadband access to the Internet and corporate networks. Redback's subscriber management system connects and manages subscribers using digital subscriber line, cable, and wireless technologies.

     Scientific-Atlanta, Inc. Scientific-Atlanta, Inc. provides products and services for advanced communications networks which deliver voice, data, and video. The company's products connect information generators with information users via broadband terrestrial and satellite networks, and include applications for the converging of cable, telephone, and data networks.

     SDL, Inc. SDL, Inc. designs, manufactures, and markets semiconductor lasers, fiber optic related products, and optoelectronic systems. The company's products are used in the telecommunications, cable television, dense wavelength division multiplexing, and satellite communications markets.

     Sun Microsystems, Inc. Sun Microsystems, Inc. provides products, services, and support solutions for building and maintaining network computing environments. The company sells scalable computer systems, high-speed microprocessors, and a complete line of high-performance software for operating network computing equipment and storage products. Sun also provides support, education, and professional services.

     Sycamore Networks, Inc. Sycamore Networks, Inc. develops and markets software-based optical networking products. The company's customers include local exchange carriers, incumbent local exchange carriers, long distance carriers, Internet service providers, cable operators, international telephone companies, and wholesale carriers.

     VeriSign, Inc. VeriSign, Inc. provides Internet trust services needed by websites, enterprises, electronic commerce providers, and individuals to conduct electronic commerce and communications over Internet protocol networks. The company also provides Internet domain registration services for Web addresses ending in .com, .net, .org, and .edu. In addition, VeriSign provides Internet technology services.

     VERITAS Software Corporation. VERITAS Software Corporation designs, develops, and markets enterprise storage management and high availability products that manage both on-line and off-line data for business-critical computing systems. The company's products are marketed to original equipment manufacturers and end-user customers through resellers, value added resellers, hardware distributors, and systems integrators.

     Vitesse Semiconductor Corporation. Vitesse Semiconductor Corporation designs, develops, manufactures, and markets digital high-bandwidth communications and automatic test equipment (ATE) integrated circuits. The company's products address the needs of telecommunications, data communications, and ATE equipment manufacturers who demand a combination of high-speed, high-complexity, and low-power dissipation.

   MORGAN STANLEY HIGH-TECHNOLOGY 35 INDEXSM PORTFOLIO

     Amazon.com, Inc. Amazon.com, Inc., an online retailer, sells books, music, videotapes, audiotapes, and other products. The company offers a catalog of approximately three million titles, search and browse features, e-mail services, personalized shopping services, Web-based credit card payment, and direct shipping to customers.

     America Online, Inc. America Online, Inc. provides interactive communications and services through its America Online and CompuServe worldwide Internet online services. The company's Web sites offer such features as a personalized news service, electronic mail via the Web, an online community center, public and private meeting rooms and interactive conversations, and guest interviews.

     Applied Materials, Inc. Applied Materials, Inc. develops, manufactures, markets, and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry. The company's customers include semiconductor wafer manufacturers and semiconductor integrated circuit manufacturers.

     Automatic Data Processing, Inc. Automatic Data Processing, Inc. provides computerized transaction processing, data communications, software, and information services. The company also provides payroll services and human resource information systems, as well as offers securities transaction processing and investor communications services.

     Broadcom Corporation. Broadcom Corporation provides integrated silicon solutions that enable broadband digital data transmission of voice, data, and video content to the home and within the business enterprise. The company designs, develops, and supplies integrated circuits for cable set-top boxes, cable modems, high-speed networking, direct satellite and digital broadcast, and digital subscriber line.

     Cisco Systems, Inc. Cisco Systems, Inc. supplies data networking products to the corporate enterprise and public wide area service provider markets. The company's products offer a variety of end-to-end networking hardware, software, and services. Cisco's clients include utilities, corporations, universities, governments, and small to medium-size businesses worldwide.

     Compaq Computer Corporation. Compaq Computer Corporation, an information technology company, develops and markets hardware, software, solutions, and services. The company's products and solutions include enterprise computing solutions, fault-tolerant business-critical solutions, networking and communication products, commercial desktop and portable products, and consumer personal computers.

     Computer Associates International, Inc. Computer Associates International, Inc. designs, develops, markets, licenses, and supports standardized computer software products. The company's products are used with mainframe computers and in client/server environments. Computer Associates offers various enterprise systems management, information management, and business applications solutions to a variety of organizations.

     Dell Computer Corporation. Dell Computer Corporation designs, develops, manufactures, markets, services, and supports a variety of computer systems. Computer systems include desktop computer systems, notebook computers, workstations, network servers, and storage products. The company sells its products and services to corporate, government, healthcare, and education customers, as well as individuals.

     Electronic Arts, Inc. Electronic Arts, Inc. creates, markets, and distributes interactive entertainment software for a variety of hardware platforms. The company markets its products under the Electronic Arts, EA SPORTS, Maxis, ORIGIN, Bullfrog Productions, Westwood Studios, and Jane's Combat Simulations brand names.

     Electronic Data Systems Corporation. Electronic Data Systems Corporation offers systems and technology services, business process management, management consulting, and electronic business. The company's services include the management of computers, networks, information systems, information processing facilities, business operations, and related personnel.

     EMC Corporation. EMC Corporation provides enterprise storage systems, software, networks, and services. The company's products store, retrieve, manage, protect, and share information from all major computing environments, including UNIX, Windows NT, and mainframe platforms. EMC operates offices around the world.

     Hewlett-Packard Company. Hewlett-Packard Company provides imaging and printing systems, computing systems, and information technology services for business and home. The company's products include laser and inkjet printers, scanners, copiers and faxes, personal computers, workstations, storage solutions, and other computing and printing systems. Hewlett-Packard sells its products worldwide.

     Intel Corporation. Intel Corporation designs, manufactures, and sells computer components and related products. The company's major products include microprocessors, chipsets, embedded processors and microcontrollers, flash memory products, graphics products, network and communications products, systems management software, conferencing products, and digital imaging products.

     International Business Machines Corporation (IBM). International Business Machines Corporation (IBM) provides customer solutions through the use of advanced information technology. The company's solutions include technologies, systems, products, services, software, and financing. IBM offers its products through its global sales and distribution organization, as well as through a variety of third party distributors and resellers.

     Intuit, Inc. Intuit, Inc. develops and markets software products and related services. The company provides software units that allow households and small businesses to automate financial tasks, including accounting and personal finances. Intuit also offers supplies, checks and invoices, and financial services. The company sells its products worldwide.

     JDS Uniphase Corporation. JDS Uniphase Corporation provides advanced fiberoptic components and modules. The company's products are sold to telecommunications and cable television system providers worldwide. Products include semiconductor lasers, high-speed external modulators, transmitters, amplifiers, couplers, multiplexers, and optical switches. JDS also designs, manufactures, and markets laser subsystems.

     Juniper Networks, Inc. Juniper Networks, Inc. provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.

     Lucent Technologies, Inc. Lucent Technologies, Inc. designs, builds, and delivers a wide range of public and private networks, communications systems and software, and data networking systems. The company also designs, builds, and delivers business telephone systems and microelectronic components. Lucent conducts its research and development activities through Bell Laboratories.

     Micron Technology, Inc. Micron Technology, Inc., through its subsidiaries, manufactures and markets semiconductor memory and enhancement products. The company's products include dynamic random access memory chips (DRAMs), static random access memory chips (SRAMs), Flash memory devices, memory modules, graphic accelerators, and personal and network computer systems.

     Microsoft Corporation. Microsoft Corporation develops, manufactures, licenses, sells, and supports software products. The company offers operating system software, server application software, business and consumer applications software, software development tools, and Internet and intranet software. Microsoft also develops the MSN network of Internet products and services.

     Motorola, Inc. Motorola, Inc. provides integrated communications solutions and embedded electronic solutions. The company offers software-enhanced wireless telephones, two-way radios, messaging and satellite communications products and systems, as well as networking and Internet-access products. Customers include consumers, network operators, and commercial, government, and industrial customers.

     Nortel Networks Corporation. Nortel Networks Corporation is an Internet and communications provider with capabilities spanning optical, wireless, local Internet, and electronic business. The company serves carrier, service provider, and enterprise customers around the world. Nortel provides access products, business applications and services, data and Internet products, and other products and services.

   Oracle Corporation. Oracle Corporation supplies software for enterprise information management. The company offers databases and relational servers, application development and decision support tools, and enterprise business applications. Oracle's software runs on network computers, personal digital assistants, set-top devices, workstations, PCs, minicomputers, mainframes, and massively parallel computers.

     Palm, Inc. Palm, Inc. provides handheld computing devices. The company develops, designs, and markets its Palm-branded handheld devices. The Palm product family offers HotSync synchronization technology, pen-based input technology, and personal information management applications such as datebook and address book.

     Parametric Technology Corporation. Parametric Technology Corporation develops, markets, and supports integrated product development and processes lifecycle management solutions. The company's software solutions are used worldwide.

     PeopleSoft, Inc. PeopleSoft, Inc. designs, develops, markets, and supports enterprise application software products. The company's products are used throughout large and medium sized organizations and higher education institutions, as well as government agencies.

     Solectron Corporation. Solectron Corporation provides integrated solutions that span the entire product life cycle. The company provides pre-production planning and design, manufacturing, distribution, and end-of-life product service and support to electronics original equipment manufacturers around the world.

     STMicroelectronics N.V. STMicroelectronics N.V. designs, develops, manufactures, and markets semiconductor integrated circuits and discrete devices. The company's products are used in the telecommunications, consumer, automotive, computer, and industrial sectors. Customers are located in North America, Europe, Asia/Pacific, and Japan.

     Sun Microsystems, Inc. Sun Microsystems, Inc. provides products, services, and support solutions for building and maintaining network computing environments. The company sells scalable computer systems, high-speed microprocessors, and a complete line of high-performance software for operating network computing equipment and storage products. Sun also provides support, education, and professional services.

     Sycamore Networks, Inc. Sycamore Networks, Inc. develops and markets software-based optical networking products. The company's customers include local exchange carriers, incumbent local exchange carriers, long distance carriers, Internet service providers, cable operators, international telephone companies, and wholesale carriers.

     Tellabs, Inc. Tellabs, Inc. designs, manufactures, markets, and services voice, data, and video transport and network access systems. The company's products are used worldwide by public telephone companies, long-distance carriers, alternate service providers, cellular service providers, cable operators, government agencies, utilities, and business end-users.

     Texas Instruments, Inc. Texas Instruments, Inc. is a global semiconductor company that designs and supplies digital signal processing and analog technologies. The company also operates materials and controls and educational and productivity solutions businesses. Texas Instruments has manufacturing or sales operations in countries around the world.

     Xilinx, Inc. Xilinx, Inc. designs, develops, and markets complete programmable logic solutions. The company's solutions include advanced integrated circuits, software design tools, predefined system functions delivered as cores of logic, and field engineering support. Xilinx sells its products through several channels of distribution to customers in the United States and overseas.

     Yahoo!, Inc. Yahoo!, Inc., a global Internet media company, offers an online guide to Web navigation, aggregated information content, communication services, and commerce. The company's site includes a hierarchical, subject-based directory of Web sites, which enables users to locate and access desired information and services through hypertext links included in the directory.

   MORGAN STANLEY U.S. MULTINATIONAL 50 INDEXSM PORTFOLIO

     Abbott Laboratories. Abbott Laboratories discovers, develops, manufactures, and sells a broad and diversified line of health care products and services. The company's products include pharmaceuticals, diagnostic products, hospital products, chemical and agricultural products, and nutritionals. Abbott markets its products worldwide through affiliates and distributors.

     America Online, Inc. America Online, Inc. provides interactive communications and services through its America Online and CompuServe worldwide Internet online services. The company's Web sites offer such features as a personalized news service, electronic mail via the Web, an online community center, public and private meeting rooms and interactive conversations, and guest interviews.

     American Express Company. American Express Company, through its subsidiaries, provides travel-related, financial advisory, and international banking services around the world. The company's products include the American Express Card, the Optima Card, and American Express Travelers Cheque.

     American Home Products Corporation. American Home Products Corporation discovers, develops, manufactures, distributes, and sells pharmaceuticals and consumer healthcare products. The company's products include branded and generic ethical pharmaceuticals, biologicals, nutritionals and animal biologicals and pharmaceuticals.

     AT&T Corporation. AT&T Corporation. offers communication services and products. The company provides voice, data, and video telecommunications services to consumers, large and small businesses, and government entities. AT&T and its subsidiaries furnish regional, domestic, international, and local telecommunication services. The company also provides cellular telephone and wireless services, as well as other services.

     Automatic Data Processing, Inc. Automatic Data Processing, Inc. provides computerized transaction processing, data communications, software, and information services. The company also provides payroll services and human resource information systems, as well as offers securities transaction processing and investor communications services.

     Bank of America Corporation. Bank of America Corporation is the holding company for Bank of America and NationsBank. The company provides retail banking services, asset management, financial products, corporate finance, specialized finance, capital markets, and financial services. Bank of America operates throughout the United States as well as throughout the world.

     Becton, Dickinson and Company. Becton, Dickinson and Company manufactures and sells a variety of medical supplies and devices and diagnostic systems. The company's products are used by health care professionals, medical research institutions, and the general public. Becton's products are marketed worldwide.

     Boeing Company. Boeing Company, together with its subsidiaries, develops, produces, and markets commercial jet aircraft, as well as provides related support services to the commercial airline industry worldwide. The company also researches, develops, produces, modifies, and supports information, space, and defense systems, including military aircraft, helicopters, and space and missile systems.

     BP Amoco Plc. BP Amoco Plc is an oil and petrochemicals company. The company explores for and produces oil and natural gas, refines, markets, and supplies petroleum products, and manufactures and markets chemicals. BP Amoco's chemicals include acetic acid, acrylonitrile, ethylene and polyethylene. The company has operations in more than 70 countries.

     Bristol-Myers Squibb Company. Bristol-Myers Squibb Company is a diversified worldwide health and personal care company that manufactures medicines and other products. The company's products include therapies for various diseases and disorders, consumer medicines, orthopedic devices, ostomy care, wound management, nutritional supplements, infant formulas, and hair and skin care products.

     Campbell Soup Company. Campbell Soup Company, with its subsidiaries, manufactures and markets branded convenience food products. The company's three core divisions include soups and sauces, biscuits and confectionery, and foodservice. Campbell's brand names include Prego, Pace, Campbells, V8, and many other names. The company distributes its products worldwide.

     Cisco Systems, Inc. Cisco Systems, Inc. supplies data networking products to the corporate enterprise and public wide area service provider markets. The company's products offer a variety of end-to-end networking hardware, software, and services. Cisco's clients include utilities, corporations, universities, governments, and small to medium-size businesses worldwide.

     Citigroup, Inc. Citigroup, Inc. is a diversified financial services holding company that provides a broad range of financial services to consumer and corporate customers around the world. The company's services include investment banking, retail brokerage, corporate banking, and cash management products and services.

     Coca-Cola Company. Coca-Cola Company manufactures, markets, and distributes soft drink concentrates and syrups. The company also distributes and markets juice and juice-drink products. Coca-Cola distributes its products under brand names such as Coca-Cola, Minute Maid, and Sprite to retailers and wholesalers in the United States and internationally.

     ConAgra Foods, Inc. ConAgra Foods, Inc. is a food company that manufactures and markets products for retail consumers, restaurants, and institutions. The company's products include brands such as Hunt's, Healthy Choice, Banquet, Bumble Bee, Butterball, Peter Pan, and Swiss Miss. ConAgra conducts operations in countries around the world.

     Du Pont ( E. I.) de Nemours and Company. Du Pont ( E. I.) de Nemours and Company is a global chemical and life sciences company, with businesses in high-performance materials, specialty chemicals, pharmaceuticals, and biotechnology. The company sells its products to the transportation, textile, construction, automotive, agricultural, hybrid seeds, nutrition and health, pharmaceuticals, packaging, and electronics markets.

     Eastman Kodak Company. Eastman Kodak Company develops, manufactures, and markets consumer, professional, health, and other imaging products and services. The company's imaging systems include films, photographic papers, processing services, photographic chemicals, cameras, and projectors. Kodak also develops digital camera systems which do not use silver halide film technology.

     Electronic Data Systems Corporation. Electronic Data Systems Corporation offers systems and technology services, business process management, management consulting, and electronic business. The company's services include the management of computers, networks, information systems, information processing facilities, business operations, and related personnel.

     Eli Lilly and Company. Eli Lilly and Company discovers, develops, manufactures, and sells pharmaceutical products for humans and animals. The company's products are sold in countries around the world. Eli Lilly's products include neuroscience products, endocrine products, anti-infectives, cardiovascular agents, oncology products, an antiulcer agent, and animal health products.

     Enron Corporation. Enron Corporation conducts electricity, natural gas, and communications businesses. The company produces electricity and natural gas, develops, constructs, and operates energy facilities worldwide, and delivers both physical commodities and financial and risk management services to customers. The company is also developing an intelligent network platform to facilitate online business.

     Exxon Mobil Corporation. Exxon Mobil Corporation operates petroleum and petrochemicals businesses on a worldwide basis. The company's operations include exploration and production of oil and gas, electric power generation, and coal and minerals operations. Exxon Mobil also manufactures and markets fuels, lubricants, and chemicals.

     General Electric Company. General Electric Company develops, manufactures, and markets products for the generation, distribution, and utilization of electricity. The company, through General Electric Capital Services, Inc., offers a variety of financial services including mutual fund management, financing, asset management, and insurance. General Electric also owns the National Broadcasting Company.

     General Mills, Inc. General Mills, Inc. manufactures and markets consumer food products. The company's products include Cheerios cereal, Betty Crocker dessert mixes, Pop Secret microwave popcorn, Gold Medal flour, and Yoplait yogurt. General Mills also has joint venture operations focused on ready-to-eat cereals worldwide, snack foods in Europe and in China, and baking and dessert mixes in Latin America.

     Gillette Company. Gillette Company manufactures male and female grooming products, writing instruments and correction products, toothbrushes and oral care appliances, and alkaline batteries. The company's products include blades, razors, shaving preparations, and hair epilation devices. Gillette's products are sold worldwide.

     H.J. Heinz Company. H.J. Heinz Company manufactures and markets processed food products throughout the world. The company's products include ketchup, sauces, pet food, tuna, baby food, soup, frozen dinners, meats, edible oils, pickles, vinegar, juices, and other food products.

     Hewlett-Packard Company. Hewlett-Packard Company provides imaging and printing systems, computing systems, and information technology services for business and home. The company's products include laser and inkjet printers, scanners, copiers and faxes, personal computers, workstations, storage solutions, and other computing and printing systems. Hewlett-Packard sells its products worldwide.

     Intel Corporation. Intel Corporation designs, manufactures, and sells computer components and related products. The company's major products include microprocessors, chipsets, embedded processors and microcontrollers, flash memory products, graphics products, network and communications products, systems management software, conferencing products, and digital imaging products.

     International Business Machines Corporation (IBM). International Business Machines Corporation (IBM) provides customer solutions through the use of advanced information technology. The company's solutions include technologies, systems, products, services, software, and financing. IBM offers its products through its global sales and distribution organization, as well as through a variety of third party distributors and resellers.

     Johnson & Johnson. Johnson & Johnson manufactures health care products and provides related services. The company sells its products to the consumer, pharmaceutical, and professional markets in countries around the world. Johnson & Johnson's principal consumer products include Band-Aid adhesive bandages, Tylenol acetaminophen products, Johnson's baby products, and Stayfree sanitary products, among others.

     Kellogg Company. Kellogg Company manufactures and markets ready-to-eat cereal and other grain-based convenience food products, as well as soy protein-based meat alternatives. The company's products are marketed under trademarks such as Kellogg's, Rice Krispies, Pop-Tarts, Eggo, Nutra-Grain, and Worthington. Kellogg markets its products in the United States, Canada, and other countries throughout the world.

     Lucent Technologies, Inc. Lucent Technologies, Inc. designs, builds, and delivers a wide range of public and private networks, communications systems and software, and data networking systems. The company also designs, builds, and delivers business telephone systems and microelectronic components. Lucent conducts its research and development activities through Bell Laboratories.

     McDonald's Corporation. McDonald's Corporation develops, operates, franchises and services a worldwide system of restaurants. These restaurants prepare, assemble, package and sell a limited menu of quickly prepared, moderately priced foods. The company operates restaurants in the United States and worldwide. Food items include hamburgers, chicken, salads, breakfast foods, and beverages.

     Medtronic, Inc. Medtronic, Inc. provides device-based therapies that restore health, extend life, and alleviate pain. The company's principal products include those for bradycardia pacing, tachyarrhythmia management, atrial fibrillation management, heart failure management, heart valve replacement, malignant and non-malignant pain, and movement disorders. Medtronic's products are sold worldwide.

     Merck & Company, Inc. Merck & Company, Inc. is a global pharmaceutical company that discovers, develops, manufactures, and markets a broad range of human and animal health products. The company also provides pharmaceutical benefit services. Merck's products include Zocor, a treatment for elevated cholesterol, Pepcid anti-ulcerant, Primaxin antibiotic, and Propecia, a treatment for male pattern hair loss.

     Microsoft Corporation. Microsoft Corporation develops, manufactures, licenses, sells, and supports software products. The company offers operating system software, server application software, business and consumer applications software, software development tools, and Internet and intranet software. Microsoft also develops the MSN network of Internet products and services.

     Minnesota Mining and Manufacturing Company (3M). Minnesota Mining and Manufacturing Company (3M) is a diversified manufacturer of industrial, commercial, and health care products. The company produces and markets more than 50,000 products worldwide. 3M's products include Post-it-Notes, Flex circuits, Scotchgard fabric, film, photo protectors, Thinsulate insulation products, and Nexcare bandages.

     Motorola, Inc. Motorola, Inc. provides integrated communications solutions and embedded electronic solutions. The company offers software-enhanced wireless telephones, two-way radios, messaging and satellite communications products and systems, as well as networking and Internet-access products. Customers include consumers, network operators, and commercial, government, and industrial customers.

     NIKE, Inc. NIKE, Inc. creates authentic athletic footwear, apparel, equipment, and accessories for sports and fitness enthusiasts. The company, through its subsidiaries, designs and sells a line of men's and women's dress and casual shoes and accessories. NIKE also markets licensed headwear, and designs, markets, and sells hockey equipment.

     Oracle Corporation. Oracle Corporation supplies software for enterprise information management. The company offers databases and relational servers, application development and decision support tools, and enterprise business applications. Oracle's software runs on network computers, personal digital assistants, set-top devices, workstations, PCs, minicomputers, mainframes, and massively parallel computers.

     PepsiCo, Inc. PepsiCo, Inc. operates worldwide soft drink, juice, and snack food businesses. The company manufactures, sells, and distributes beverages such as Pepsi-Cola, Slice, and Tropicana Pure Premium, as well as snack foods such as Lay's potato chips, Doritos tortilla chips, and Rold Gold pretzels. PepsiCo owns the international rights to the brand Seven-Up.

     Pfizer, Inc. Pfizer, Inc. is a research-based, global pharmaceutical company that discovers, develops, manufactures, and markets medicines for humans and animals. The company's products include prescription pharmaceuticals, non-prescription self-medications, and animal health products such as anti-infective medicines and vaccines.

     Philip Morris Companies, Inc. Philip Morris Companies, Inc., through its subsidiaries, manufactures and sells a variety of consumer products. The company provides tobacco products, as well as packaged foods such as cheese, processed meat products, coffee, and grocery products. Philip Morris also provides a variety of beer and brewed non-alcoholic beverages. The company's products are sold worldwide.

     Procter & Gamble Company. Procter & Gamble Company manufactures and markets consumer products in countries throughout the world. The company provides products in the laundry and cleaning, paper, beauty care, food and beverage, and health care segments. Procter & Gamble's products include Pampers diapers, Tide laundry detergent, Pur drinking water systems, Crest toothpaste, and Vicks cough/cold products.

     Sara Lee Corporation. Sara Lee Corporation manufactures and markets brand-name products for consumers throughout the world. The company has operations and markets branded products in many countries. Sara Lee's products include Sara Lee food items, Jimmy Dean packaged meats, Coach leatherware, Hanes clothing and hosiery, L'eggs hosiery and Champion activewear, among others.

     Schering-Plough Corporation. Schering-Plough Corporation is a worldwide pharmaceutical company that discovers and markets new therapies and treatment programs. The company's core product groups include allergy/respiratory, anti-infective/anticancer, dermatologicals, and cardiovasculars, as well as an animal health business. Schering-Plough also conducts health management programs and sells other consumer products.

     Texas Instruments, Inc. Texas Instruments, Inc. is a global semiconductor company that designs and supplies digital signal processing and analog technologies. The company also operates materials and controls and educational and productivity solutions businesses. Texas Instruments has manufacturing or sales operations in countries around the world.

     Tyco International, Ltd. Tyco International, Ltd. is a diversified manufacturing and service company with operations around the world. The company manufactures, services, and installs electrical and electronic components, undersea telecommunications systems, and fire protection and security systems. The company also manufactures flow control valves, healthcare and specialty products, and plastics.

     Walt Disney Company. Walt Disney Company, an entertainment company, conducts operations in media networks, studio entertainment, theme parks and resorts, consumer products, and Internet and direct marketing. The company produces motion pictures, television programs, and musical recordings, as well as publishes books and magazines. Disney also operates ABC radio and television and theme parks.

     Xerox Corporation. Xerox Corporation develops, manufactures, markets, services, and finances a range of document processing products and services for use in offices around the world. The company also, through subsidiaries, provides network management, consulting, design, and integration services for medium and large companies.




               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Focus Portfolios, Series 265:


     We have audited the accompanying statements of condition and the related portfolios of Van Kampen Focus Portfolios, Series 265 as of January 12, 2001. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Custodian. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Focus Portfolios, Series 265 as of January 12, 2001, in conformity with accounting principles generally accepted in the United States of America.

                                                              GRANT THORNTON LLP
   Chicago, Illinois
   January 12, 2001





                             STATEMENTS OF CONDITION
                             AS OF JANUARY 12, 2001

                                                                BANDWIDTH         BIOTECHNOLOGY
                                                               & TELECOM-                &
                                                               MUNICATIONS        PHARMACEUTICAL         INTERNET
                                                                PORTFOLIO            PORTFOLIO           PORTFOLIO
                                                           ---------------      ----------------     ---------------
INVESTMENT IN SECURITIES
Contracts to purchase Securities (1)                       $       130,978      $        124,852     $       131,640
                                                           ---------------      ----------------     ---------------
  Total                                                    $       130,978      $        124,852     $       131,640
                                                           ===============      ================     ===============

LIABILITY AND INTEREST OF UNITHOLDERS
Liability--
  Organizational costs (2)                                 $           113      $            108     $           114
Interest of Unitholders--
  Cost to investors (3)                                            130,978               124,852             131,640
  Less: Organizational costs (2)(3)                                    113                   108                 114
                                                           ---------------      ----------------     ---------------
  Net interest to Unitholders (3)                                  130,865               124,744             131,526
                                                           ---------------      ----------------     ---------------
Total                                                      $       130,978      $        124,852     $       131,640
                                                           ===============      ================     ===============



(1) The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Custodian.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table." A distribution will be made as of the close of the initial offering period or after six months, if earlier, to an account maintained by the Custodian from which this obligation of the investors will be satisfied.

(3) The aggregate public offering price computed on the basis set forth under "Public Offering--Offering Price". Units are subject to accrual of the deferred sales charge.




                             STATEMENTS OF CONDITION
                             AS OF JANUARY 12, 2001


                                               HIGH-TECH        MULTINATIONAL
                                               35 INDEX           50 INDEX
                                               PORTFOLIO          PORTFOLIO
                                            ---------------    --------------
 INVESTMENT IN SECURITIES
Contracts to purchase Securities (1)       $        128,258    $      125,736
                                            ---------------    --------------
  Total                                    $        128,258    $      125,736
                                            ===============    ==============


LIABILITY AND INTEREST OF UNITHOLDERS
Liability--
  Organizational costs (2)                 $            111    $          109
Interest of Unitholders--
  Cost to investors (3)                             128,258           125,736
  Less: Organizational costs (2)(3)                     111               109
                                            ---------------    --------------
  Net interest to Unitholders (3)                   128,147           125,627
                                            ---------------    --------------
Total                                      $        128,258    $      125,736
                                            ===============    ==============


(1) The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Custodian.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table." A distribution will be made as of the close of the initial offering period or after six months, if earlier, to an account maintained by the Custodian from which this obligation of the investors will be satisfied.

(3) The aggregate public offering price computed on the basis set forth under "Public Offering--Offering Price". Units are subject to accrual of the deferred sales charge.




THE PORTFOLIOS
--------------------------------------------------------------------------------
   The Portfolios were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this Prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Investment Advisory Corp., as Supervisor, The Bank of New York, as Custodian, Integrity Life Insurance Co., as Administrator, and American Portfolio Evaluation Services, a division of Van Kampen Investment Advisory Corp., as Evaluator.
   The Portfolios offer an opportunity to invest in proportionate interests in diversified portfolios of equity securities. Units are offered only to separate accounts to fund benefits under variable annuity contracts issued by insurance companies. The Accounts will invest in Units in accordance with allocation instructions received from Contract Owners of the variable annuity contracts. Accordingly, the interests of a Contract Owner in the Units are subject to the terms of their contract with the insurance company. The rights of the Accounts as Unitholders should be distinguished from the rights of a Contract Owner.
   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Custodian. In exchange for these contracts the Custodian delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolios. Unless otherwise terminated as provided in the Trust Agreement, the Portfolios will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Custodian within a reasonable time. As used in this Prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in each "Portfolio" and any additional securities deposited into each Portfolio.
   Additional Units of a Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit) with instructions to purchase additional Securities. As additional Units are issued by a Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. Except as described below, the Sponsor may continue to make additional deposits into a Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Portfolios will pay the associated brokerage or acquisition fees.
   With respect to the Morgan Stanley High-Technology 35 Index Portfolio and the Morgan Stanley U.S. Multinational 50 Index Portfolio additional deposits of securities will seek to maintain, as closely as practicable, the same proportionate relationship among the Securities in the Portfolio as reflected in the target index. Thus, although additional Units will be issued, each Unit of these Portfolios will seek to continue to represent approximately a weighting of the then current components of the target index at any such deposit. Precise duplication of the relationship among the Securities in these Portfolios may not be achieved because it may be economically impracticable as a result of certain economic factors and procedural policies of the Portfolio such as (1) price movements of the various Securities will not duplicate one another, (2) the Portfolio may purchase shares of the Securities in round lot quantities, (3) reinvestment of excess proceeds not needed to meet redemptions of Units may not be sufficient to acquire equal round lots of all the Securities in the Portfolio and (4) reinvestment of proceeds received from Securities which are no longer components of the target index might not result in the purchase of an equal number of shares in any replacement security.
   Each Unit of a Portfolio initially offered represents an undivided interest in that Portfolio. To the extent that any Units are redeemed or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in that Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to a Portfolio by the Accounts or until the termination of the Trust Agreement.
   Each Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and
(c) any cash held in the related Income and Capital Accounts. Neither the Sponsor, the Administrator nor the Custodian shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------
   Each Portfolio seeks to provide capital appreciation by investing in a portfolio of stocks. No one can guarantee that a Portfolio will achieve its objective. We describe the objective and selection criteria for each Portfolio in the individual Portfolio sections beginning on page 4.
   The Sponsor applied the selection criteria to the Securities for inclusion in each Portfolio prior to the Portfolio's formation. After the initial selection, the Securities may no longer meet the selection criteria. With the exception of the Morgan Stanley High-Technology 35 Index Portfolio and the Morgan Stanley U.S. Multinational 50 Index Portfolio, should a Security no longer meet the selection criteria, we will generally not remove the Security from its Portfolio.

RISK FACTORS
--------------------------------------------------------------------------------
   PRICE VOLATILITY. The Portfolios invest in stocks of U.S. and foreign companies. The value of Units will fluctuate with the value of these stocks and may be more or less than the price originally paid for Units. The market value of stocks sometimes moves up or down rapidly and unpredictably. Because the Portfolios are unmanaged, a Portfolio will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Portfolios hold a relatively small number of stocks, these Portfolios may involve greater market risk than in a more diversified investment. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time.
   DIVIDENDS. Common stocks represent ownership interests in the issuers and are not obligations of the issuers. Accordingly, common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.
   INDEX CORRELATION. The Morgan Stanley High-Technology 35 IndexSM Portfolio and the Morgan Stanley U.S. Multinational 50 IndexSM Portfolio involve the risk that the performance of these Portfolios will not sufficiently correspond with the target index. This can happen for reasons such as:

     o the impracticability of owning each of the index stocks with the exact weightings at a given time.

     o    the possibility of index tracking errors,

     o the time that elapses between a change in the index and a change in the Portfolio, and

     o    fees and expenses of the Portfolio.

   INDUSTRY CONCENTRATIONS. Each Portfolio invests in a single industry or in a limited number of industries. Any negative impact on the related industry will have a greater impact on the value of Units than on an investment diversified over several industries. Investors should understand the risks of these industries before they invest.
   Telecommunications Issuers. The Bandwidth & Telecommunications Portfolio invests in telecommunications companies. These companies are subject to substantial governmental regulation. For example, the United States government and state governments regulate permitted rates of return and the kinds of services that a company may offer. This industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and telecommunications stocks can experience rapid volatility. Certain telecommunications products may become outdated very rapidly. A company's performance can be hurt if the company fails to keep pace with technological advances. Certain smaller companies in the portfolio may involve greater risk than larger, established issuers. Smaller companies may have limited product lines, markets or financial resources. Their securities may trade in lower volumes than larger companies. As a result, the prices of these securities may fluctuate more than the prices of other issuers. Investors should also review the following section discussing technology companies because these companies may involve similar risks.
   Technology Issuers. The Internet, Morgan Stanley High-Technology 35 IndexSM and Morgan Stanley U.S. Multinational 50 Index Portfolios invest significantly in technology companies. These companies include companies that are involved in computer and business services, enterprise software/technical software, Internet and computer software, Internet-related services, networking and telecommunications equipment, telecommunications services, electronics products, server hardware, computer hardware and peripherals, semiconductor capital equipment and semiconductors. These companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology, can have a negative impact on the company's results. Technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact the ability to redeem Units at a price equal to or greater than originally paid.
   The market for certain products may have only recently begun to develop, is rapidly evolving or is characterized by increasing suppliers. Key components of some technology products are available only from limited sources. This can impact the cost of and ability to acquire these components. Some technology companies serve highly concentrated customer bases with a limited number of large customers. Any failure to meet the standard of these customers can result in a significant loss or reduction in sales. Many products and technologies are incorporated into other products. As a result, some companies are highly dependent on the performance of other technology companies. We cannot guarantee that these customers will continue to place additional orders or will place orders in similar quantities as in the past.


   Internet Issuers. The Internet Portfolio invests exclusively in Internet-related technology companies. In addition to the risks discussed under "Technology Issuers", an investment in these companies involves risks such as:

     o    Aggressive product pricing due to new market entrants;

     o    Short product lives;

     o    Earnings projections that fail to materialize; and

     o    Increased volatility.


   Health Care Issuers. The Biotechnology & Pharmaceutical Portfolio invests significantly in health care companies. These issuers include companies involved in advanced medical devices and instruments, drugs and biotechnology, managed care, hospital management/health services and medical supplies. These companies face substantial government regulation and approval procedures. Congress and the president have proposed a variety of legislative changes concerning health care issuers from time to time. Government regulation, and any change in regulation, can have a significantly unfavorable effect on the price and availability of products and services.
   Drug and medical products companies also face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that a product will never come to market. The research and development costs of bringing a new drug or medical product to market are substantial. This process involves lengthy government review with no guarantee of approval. These companies may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for a new drug or product can have a substantial negative impact on a company and its stock.
   Health care facility operators face risks related to demand for services, the ability of the facility to provide required services, confidence in the facility, management capabilities, competition, efforts by insurers and government agencies to limit rates, expenses, the cost and possible unavailability of malpractice insurance, and termination or restriction of government financial assistance (such as Medicare, Medicaid or similar programs).

   LEGISLATION/LITIGATION. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Portfolios. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation or Philip Morris Companies, Inc. or of the industries represented by these issuers may negatively impact the share prices of these Securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the Securities.
   NO FDIC GUARANTEE. An investment in a Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
--------------------------------------------------------------------------------
   GENERAL. Units are offered at the Public Offering Price which includes the underlying value of the Securities and cash, if any, in the Income and Capital Accounts. A portion of the Public Offering Price includes an amount of Securities to pay for all or a portion of the costs incurred in establishing each Portfolio, including the cost of preparing documents relating to the Portfolio (such as the prospectus, trust agreement and closing documents, federal and state registration fees, the initial fees and expenses of the Custodian and Administrator and legal and audit expenses).
   OFFERING PRICE. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Portfolios. The initial price of the Securities was determined by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. The Evaluator will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each Portfolio business day. Orders received by the Administrator for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange.
   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing asked prices. If the Securities are not listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc. or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation shall generally be based on the current asked price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current asked prices are unavailable, the evaluation is generally determined (a) on the basis of current asked prices for comparable securities, (b) by appraising the value of the Securities on the asked side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units".
   In offering the Units to the Accounts, the Sponsor is not recommending any of the individual Securities but rather the entire pool of Securities in a Portfolio, taken as a whole, which are represented by the Units.
   UNIT DISTRIBUTION. Units will be distributed to the Accounts by the Sponsor at the Public Offering Price. Units are offered only to separate accounts to fund benefits under variable annuity contracts issued by insurance companies. The Accounts will invest in Units in accordance with allocation instructions received from Contract Owners. Accordingly, the interests of a Contract Owner in the Units are subject to the terms of their contract with the insurance company.
   SPONSOR COMPENSATION. The Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to each Portfolio on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.
   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.
   Purchases and sales of Securities by a Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions. Any publication of a list of Securities, or a list of anticipated Securities, to be included in a Portfolio may also cause increased buying activity in certain Securities. Once this information becomes public, investors may purchase individual Securities appearing in such a publication and may do so during or prior to the initial offering of Units. It is possible that these investors could include investment advisory and brokerage firms of the Sponsor or its affiliates or firms that are distributing Units. This activity may cause a Portfolio to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by a Portfolio.

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------
   DISTRIBUTIONS. Dividends and any net proceeds from the sale of Securities received by a Portfolio will be reinvested into additional Units on behalf of the Accounts on each Distribution Date to Unitholders of record on the preceding Record Date. These dates are listed under "Summary of Essential Financial Information". An Account becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered).
   Dividends received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units, pay fees or expenses, or replicate a Portfolio's target index, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date. Any distribution to Unitholders consists of each Unitholder's pro rate share of the available cash in the Income and Capital Accounts as of the related Record Date.
   REDEMPTION OF UNITS. An Account may redeem Units by tender to the Custodian at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Units must be tendered to the Custodian, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed and by payment of applicable governmental charges, if any. No later than the seventh day following the tender, the Account will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Custodian, except that with respect to Units received by the Custodian after the Evaluation Time or on a day which is not a Portfolio business day, the date of tender is deemed to be the next business day.
   A Portfolio may sell Securities to satisfy Unit redemptions. To the extent that Securities are sold, the size of a Portfolio will be, and the diversity of a Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Account depending on the value of the Securities at the time of redemption.
   The Redemption Price per Unit is equal to the pro rata share of each Unit in each Portfolio determined on the basis of (i) the cash on hand in the Portfolio,
(ii) the value of the Securities in the Portfolio and (iii) dividends receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio and (b) the accrued expenses of the Portfolio. During the first six months of a Portfolio's life, the redemption price will also include estimated organizational costs. Unitholders will not pay any remaining unaccrued amount of the deferred sales charge at the time of redemption. For these purposes, the Evaluator may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time.
   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.
   UNITS. Ownership of Units is evidenced in book entry form. Units are transferable by making a written request to the Custodian. A Unitholder must sign the written request exactly as his name appears on the records of the related Portfolio with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Custodian. In certain instances the Administrator or Custodian may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.
   REPORTS PROVIDED. The Accounts will receive a statement of dividends and other amounts received by a Portfolio for each distribution. Within a reasonable time after the end of each year, each Account that was a Unitholder during that year will receive a statement describing dividends and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain the Evaluator's evaluations of the Securities upon request.

PORTFOLIO ADMINISTRATION
--------------------------------------------------------------------------------
   PORTFOLIO ADMINISTRATION. The Portfolios are not managed funds and, except as provided in the Trust Agreement and below, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Sponsor retention of the Security would be detrimental to the Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, a Portfolio may either sell the Security or accept a tender offer for cash if the Supervisor determines that the sale or tender is in the best interest of Unitholders. The related Portfolio will distribute any cash proceeds to Unitholders. In addition, a Portfolio may sell Securities to redeem Units or pay Portfolio expenses. If securities or property are acquired by a Portfolio, the Sponsor may direct a Portfolio to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next distribution date.
   The Sponsor may direct the reinvestment of proceeds of the sale of Securities if the sale is the direct result of serious adverse credit factors which, in the opinion of the Sponsor, would make retention of the Securities detrimental to a Portfolio. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in a Portfolio on the Initial Date of Deposit. The Sponsor may also instruct the Custodian to take action necessary to ensure that a Portfolio continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Portfolio.
   Not withstanding the preceding discussion, the Morgan Stanley High-Technology 35 Index Portfolio and the Morgan Stanley U.S. Multinational 50 Index Portfolio will each consist of as many of the stocks in the Portfolio's target index as is feasible in order to achieve the objective of attempting to provide investment results that duplicate substantially the total return of the target index. Each of these Portfolios seeks to invest in no less than 95% of the stocks comprising its target index. It may be impracticable for a Portfolio to own certain of such stocks at any time. Adjustments to these Portfolios will be made on an ongoing basis to match the weightings of the Securities as closely as is feasible with their weightings in a Portfolio's target index as the Portfolio invests in new Securities in connection with the creation of additional Units, as companies are dropped from or added to such index or as Securities are sold to meet redemptions. Of course, there is no guarantee that this will always be practicable. Adjustments may also be made from time to time to maintain the appropriate correlation between a Portfolio and its target index. The proceeds from any sale will generally be invested in those Securities that are most under-represented in a Portfolio. Changes in an index may occur as a result of merger or acquisition activity. In such cases, a Portfolio, as a shareholder of an issuer which is the object of such merger or acquisition activity, will presumably receive various offers from potential acquirers of the issuer. A Portfolio is not permitted to accept any such offers until such time as the issuer has been removed from the target index. Since, in most cases, an issuer is removed from an index only after the consummation of a merger or acquisition, it is anticipated that a Portfolio will generally acquire, in exchange for the stock of the deleted issuer, the consideration that is being offered to shareholders of that issuer who have not tendered their shares prior to that time. Any cash received as consideration in such transactions will be reinvested in the most under-represented Securities. Any securities received as consideration which are not included in the target index will be sold as soon as practicable and will also be reinvested in the most under-represented Securities.
   When a Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. In order to obtain the best price for a Portfolio, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of a Portfolio's securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolios, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which it sponsors.
   AMENDMENT OF THE TRUST AGREEMENT. The Custodian and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by these parties). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Administrator will notify Unitholders of any amendment.


   TERMINATION. Each Portfolio will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Portfolio. A Portfolio may also be terminated in certain other limited situations. Unitholders will be notified of any termination. The Custodian may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Administrator will notify Unitholders and Contract Owners of the termination. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Sponsor anticipates that it will offer a subsequent series of each Portfolio as the current series terminates. If a Contract Owner's Account offers a subsequent series as an investment alternative within the Account, the Contract Owner may instruct the Account to invest the termination proceeds from the current Portfolio into the subsequent series when available. No one can guarantee that the Sponsor will offer any subsequent series or, if offered, that any subsequent series will be offered by any Account. An insurance company may stop offering the Portfolios as an investment alternative at any time. The Sponsor, in its sole discretion and without penalty or liability to investors, may decide not to sponsor future Portfolios or may modify the terms of future investments. The Administrator will provide notice of any change to the Accounts. The Information Supplement contains further information regarding termination of the Portfolios. See "Additional Information".


   LIMITATIONS ON LIABILITIES. The Sponsor, Evaluator, Supervisor, Custodian and Administrator are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Custodian and Administrator) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Custodian is not liable for depreciation or loss incurred by reason of the sale by the Custodian of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Custodian and Administrator may act thereunder and are not liable for any action taken by it in good faith under the Trust Agreement. The Custodian and Administrator are not liable for any taxes or other governmental charges imposed on the Securities, on them under the Trust Agreement or on a Portfolio which the Custodian may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Custodian and Administrator. The Custodian, Administrator, Sponsor and Supervisor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it.


   SPONSOR. Van Kampen Funds Inc., a Delaware corporation, is the Sponsor of the Portfolios. The Sponsor is an indirect subsidiary of Morgan Stanley Dean Witter & Co. Van Kampen Funds Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has its principal offices at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555, (630) 684-6000. As of November 30, 2000, the total stockholders' equity of Van Kampen Funds Inc. was $161,761,917 (audited). Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.


   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Custodian may (i) appoint a successor Sponsor at rates of compensation deemed by the Custodian to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Custodian without terminating the Trust Agreement.
   CUSTODIAN. The Custodian is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Custodian is set forth in the Information Supplement, including the Custodian's qualifications and duties, its ability to resign, the effect of a merger involving the Custodian and the Sponsor's ability to remove and replace the Custodian. See "Additional Information".
   ADMINISTRATOR. The Administrator is Integrity Life Insurance Company. Integrity Life Insurance Company is an Ohio stock life insurance company organized in 1966 that sells life insurance and annuities. Its principal executive offices are located at 515 West Market Street, Louisville, Kentucky, 40202. Integrity is a wholly owned subsidiary of The Western and Southern Life Insurance Company, a mutual life insurance company originally organized under the laws of the State of Ohio on February 23, 1888. Additional information regarding the Administrator is set forth in the Information Supplement, including the Administrator's qualifications and duties, its ability to resign, the effect of a merger involving the Administrator and the Sponsor's ability to remove and replace the Administrator. See "Additional Information".
   PERFORMANCE INFORMATION. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Portfolios and returns over specified time periods on other similar Van Kampen trusts (which may show performance net of expenses and charges which the Portfolios would have charged) with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Portfolios. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Portfolios are not managed and Unit price and return fluctuate with the value of common stocks in the portfolios, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of a Portfolio's relative performance for any future period.
   STYLE AND MARKET CAPITALIZATION. A balanced investment portfolio incorporates various style and market capitalization characteristics. We offer unit trusts with a variety of styles and capitalizations to meet your needs. A Portfolio is not a balanced investment portfolio itself and should not be your only investment. From time to time in advertising and sales materials we may utilize investment style and market capitalization categories to assist in determining the investment category that a Portfolio might fill within an investor's overall investment portfolio. Investors should note that investment style and market capitalization are not used in selecting the stocks for a Portfolio.
   We determine the style characteristics (growth or value) based on the types of stocks in a Portfolio. Generally, a growth portfolio includes companies in a growth phase of their business with increasing earnings. A value portfolio generally includes companies with low relative price-earnings ratios that we believe are undervalued. We determine the market capitalization as follows based on the weighted median market capitalization of a portfolio: Small-Cap -- less than $1.7 billion; Mid-Cap -- $1.7 billion to $10.5 billion; and Large-Cap -- over $10.5 billion. Investment style and capitalization characteristics will vary over time. We will not remove a Security from a Portfolio as a result of any change in characteristics.


TAXATION
--------------------------------------------------------------------------------
   Each Portfolio intends to elect and qualify on a continuing basis for special federal income tax treatment as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"). Each Portfolio intends to make distributions of substantially all of its investment income and any net realized capital gains. In addition, each Portfolio intends to comply with the diversification requirements of Code Section 817(h) related to the tax-deferred status of insurance company separate accounts. Contract Owners should refer to the prospectus for their contracts for information regarding the tax consequences of owning such contracts and should consult their tax advisors before investing.


PORTFOLIO OPERATING EXPENSES
--------------------------------------------------------------------------------
   GENERAL. The fees and expenses of your Portfolio will generally accrue on a daily basis. The fees and expenses are generally paid out of the Capital Account of your Portfolio. When these amounts are paid by or owing to the Custodian or Administrator, they are secured by a lien on your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. The Custodian's, Administrator's, Supervisor's and Evaluator's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.
   DEFERRED SALES CHARGE. Each Portfolio pays a daily deferred sales charge to the Sponsor during its life as set forth in the "Fee Table". This fee compensates the Sponsor for creating and developing each Portfolio, including determining the Portfolio objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Unitholders will not pay any remaining unaccrued portion of this fee at the time of any Unit redemption.
   ORGANIZATION COSTS. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the initial fees and expenses of the Custodian and Administrator, and legal and auditing expenses. The public offering price of Units includes the estimated amount of these costs. The Custodian will deduct these expenses from your Portfolio's assets at the end of the initial offering period or after six months, if earlier.
   COMPENSATION OF CUSTODIAN AND ADMINISTRATOR. For their services the Custodian and the Administrator will receive the fee from your Portfolio set forth in the "Fee Table" (the Custodian's fee includes the estimated amount of miscellaneous Portfolio expenses). The Custodian benefits to the extent there are funds in the Capital and Income Accounts since the Capital and Income Accounts are non-interest bearing to Unitholders and the amounts earned by the Custodian are retained by the Custodian. Part of the Custodian's compensation for its services to your Portfolio is expected to result from the use of these funds.
   COMPENSATION OF SUPERVISOR AND EVALUATOR. The Supervisor and Evaluator, which are affiliates of the Sponsor, will receive the annual fee for portfolio supervisory and evaluation services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for supervisory and evaluation services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.
   MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Custodian or Administrator for extraordinary services, (c) expenses of the Custodian or Administrator (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Custodian or Administrator to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Custodian or Administrator for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. Each Portfolio may pay the expenses of updating its registration statement each year.

OTHER MATTERS
--------------------------------------------------------------------------------
   LEGAL OPINIONS. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Custodian.
   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statements of condition and the related portfolios included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
   This Prospectus does not contain all the information set forth in the Registration Statement filed by the Portfolios with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Securities, investment risks and general information about the Portfolios. Information about the Portfolios (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Investors may obtain information about the Public Reference Room by calling 1-202-942-8090. Reports and other information about the Portfolios are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.



TABLE OF CONTENTS
--------------------------------------------------------------------------------
        TITLE                                    PAGE
        -----                                    ----
   Summary of Essential Financial Information..     2
   Fee Table...................................     3
   Bandwidth & Telecommunications Portfolio....     4
   Biotechnology & Pharmaceutical Portfolio....     6
   Internet Portfolio..........................     8
   Morgan Stanley High-Technology
      35 IndexSM Portfolio.....................    10
   Morgan Stanley U.S. Multinational 50
      Index Portfolio..........................    12
   Notes to Portfolios.........................    14
   The Securities..............................    15
   Report of Independent Certified
      Public Accountants.......................    36
   Statements of Condition ....................    37
   The Portfolios..............................   A-1
   Objectives and Securities Selection.........   A-2
   Risk Factors................................   A-2
   Public Offering.............................   A-4
   Rights of Unitholders.......................   A-5
   Portfolio Administration....................   A-7
   Taxation....................................  A-10
   Portfolio Operating Expenses................  A-10
   Other Matters...............................  A-11
   Additional Information......................  A-11

--------------
When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios please note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.



                                                                       EMSPRO265






                                   PROSPECTUS
--------------------------------------------------------------------------------
                                JANUARY 12, 2001





                                   VAN KAMPEN
                              FOCUS PORTFOLIOS(SM)


      VAN KAMPEN LIFE PORTFOLIOS,
         BANDWIDTH & TELECOMMUNICATIONS
         SERIES 1

      VAN KAMPEN LIFE PORTFOLIOS,
         BIOTECHNOLOGY & PHARMACEUTICAL
         SERIES 1

      VAN KAMPEN LIFE PORTFOLIOS,
         INTERNET SERIES 1

      VAN KAMPEN LIFE PORTFOLIOS,
         MORGAN STANLEY HIGH-TECHNOLOGY
         35 INDEXSM SERIES 1

      VAN KAMPEN LIFE PORTFOLIOS,
         MORGAN STANLEY U.S. MULTINATIONAL 50
         INDEXSM SERIES 1








                              VAN KAMPEN FUNDS INC.
                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555



              Please retain this prospectus for future reference.





                                   VAN KAMPEN
                             INFORMATION SUPPLEMENT
                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 265


--------------------------------------------------------------------------------
     This Information Supplement provides additional information concerning the risks and operations of the Portfolio which is not described in the Prospectus. This Information Supplement should be read in conjunction with the Prospectus. This Information Supplement is not a prospectus, does not include all of the information that an investor should consider before investing in a Portfolio and may not be used to offer or sell Units without the Prospectus. Copies of the Prospectus can be obtained by contacting the Sponsor at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555. This Information Supplement is dated as of the date of the Prospectus and all capitalized terms have been defined in the Prospectus.

                                TABLE OF CONTENTS
                                                                 PAGE
       Risk Factors                                                 2
       The Portfolios                                               5
       Sponsor Information                                          8
       Custodian and Administrator Information                      8
       Portfolio Termination                                        9

RISK FACTORS
     PRICE VOLATILITY. Because the Portfolios invest in common stocks of U.S. and foreign companies, investors should understand the risks of investing in common stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Common stocks are especially susceptible to general stock market movements. The value of common stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in a Portfolio and may be more or less than the price originally paid for Units. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time. Because the Portfolios are unmanaged, they will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Portfolios hold a relatively small number of stocks, these Portfolios may involve greater market risk than in a more diversified investment.
     DIVIDENDS. Common stocks represent ownership interests in a company and are not obligations of the company. Accordingly, common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.
     LIQUIDITY. Whether or not the stocks in a Portfolio are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.
     ADDITIONAL UNITS. The Sponsor may create additional Units of a Portfolio by depositing into the Portfolio additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of an investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Portfolio will pay brokerage fees.
     VOTING. Only the Custodian may sell or vote the stocks in a Portfolio. While Unitholders may sell or redeem Units, they may not sell or vote the stocks in a Portfolio. The Sponsor will instruct the Custodian how to vote the stocks. The Custodian will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.
   TECHNOLOGY ISSUERS. Certain Portfolios are concentrated in issuers within the technology industry. A portfolio concentrated in a single industry may present more risk than a portfolio broadly diversified over several industries. These Portfolios, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting technology issuers because any negative impact on the technology industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail.
   Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer related equipment, computer networks, communications systems, telecommunications products, electronic products, and other related products, systems and services. The market for technology products and services, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond timely to compete in the rapidly developing marketplace.
   The market for certain technology products and services may have only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. Additionally, certain technology companies may have only recently commenced operations or offered equity securities to the public. Such companies are in the early stage of development and have a limited operating history on which to analyze future operating results. It is important to note that following its initial public offering a security is likely to experience substantial stock price volatility and speculative trading. Accordingly, there can be no assurance that upon redemption of Units or termination of a Portfolio a Unitholder will receive an amount greater than or equal to the Unitholder's initial investment.
   Based on trading history, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem units, or roll over Units into a new trust, at a price equal to or greater than the original price paid for such Units.
   Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or and interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous and constantly developing industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies are incorporated into other related products, certain companies are often highly dependent on the performance of other computer, electronics and communications companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders form other customers. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.
    TELECOMMUNICATIONS ISSUERS. Because certain Portfolios are concentrated in the telecommunications industry, the value of the Units of these Portfolios may be susceptible to factors affecting the telecommunications industry. The telecommunications industry is subject to governmental regulation and the products and services of telecommunications companies may be subject to rapid obsolescence. These factors could affect the value of Units. Telephone companies in the United States, for example, are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered. Certain types of companies represented in a portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility. While a portfolio concentrates on the securities of established suppliers of traditional telecommunication products and services, a Portfolio may also invest in smaller telecommunications companies which may benefit from the development of new products and services. These smaller companies may present greater opportunities for capital appreciation, and may also involve greater risk than large, established issuers. Such smaller companies may have limited product lines, market or financial resources, and their securities may trade less frequently and in limited volume than the securities of larger, more established companies. As a result, the prices of the securities of such smaller companies may fluctuate to a greater degree than the prices of securities of other issuers.
    HEALTH CARE ISSUERS. An investment in Units of certain Portfolios should be made with an understanding of the problems and risks inherent in the healthcare industry in general. Healthcare companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.
    Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Portfolio.
   LITIGATION. Philip Morris Companies, Inc. common stock may represent a significant portion of the value of certain Portfolios. Pending or threatened legal proceedings against Philip Morris cover a wide range of matters including product liability and consumer protection. Damages claimed in many of the smoking and health cases alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, unions and similar entities (the most recent suit was filed by the Justice Department on September 22, 1999) seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.
   On November 23, 1998, Philip Morris entered into a Master Settlement Agreement with 46 state governments to settle the asserted and unasserted healthcare cost recovery and certain other claims against them. The Agreement is subject to final judicial approval in each of the settling states. As part of the Agreement, Philip Morris and the three other major domestic tobacco manufacturers have agreed to participate in the establishment of a $5.15 billion trust fund. The trust is to be funded over 12 years beginning in 1999. PM Inc. has agreed to pay $300 million into the trust in 1999. Philip Morris charged approximately $3.1 billion as a pretax expense in 1998 as a result of the settlement, and as of December 31, 1998, had accrued costs of its obligations under the settlement and to tobacco growers aggregating $1.4 billion, payable principally before the end of the year 2000. Philip Morris believes the agreement will likely materially adversely affect the business, volume, cash flows and/or operating income and financial position of the company in future years. The degree of the adverse impact will depend, among other things, on the rates of decline in United States cigarette sales in the premium and discount segments, the company's share of the domestic premium and discount cigarette segments, and the effect of any resulting cost advantage of manufacturers not subject to the agreement.
   Microsoft Corporation is currently engaged in litigation with Sun Microsystems, Inc., the U.S. Department of Justice and several state Attorneys General. The complaints against Microsoft include copyright infringement, unfair competition and anti-trust violations. The claims seek injunctive relief and monetary damages. The District Court handling the antitrust case recently held that Microsoft exercised monopoly power in violation of the Sherman Antitrust Act and various state antitrust laws. The court entered into a final judgment on June 7, 2000 in which it called for Microsoft to be broken up into two separate companies, one composed of the company's operating systems and the other containing its applications software business. The court also called for significant operating restrictions to be placed on the company until such time as the separation was completed. Microsoft has stated that it will appeal the rulings against it after the penalty phase and final decree. It is impossible to predict what impact the penalties will have on Microsoft or the value of its stock.
   No one can predict the outcome of the litigation pending against this company or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. No one can predict the impact that these and other possible developments will have on the price of this stock or any Portfolio.

THE PORTFOLIOS
     In seeking the Portfolios' objectives, the Sponsor considered the ability of the Securities to outpace inflation. While inflation is currently relatively low, the United States has historically experienced periods of double-digit inflation. While the prices of securities will fluctuate, over time securities have outperformed the rate of inflation, and other less risky investments, such as government bonds and U.S. Treasury bills. Past performance is, however, no guarantee of future results.
     Investors should note that the selection criteria were applied to the Securities for inclusion in the Portfolios prior to the Initial Date of Deposit. Should a Security no longer meet the criteria used for selection for a Portfolio, such Security will not as a result thereof be removed from a Portfolio (with the exception of the Morgan Stanley High-Technology 35 Index Portfolio and the Morgan Stanley U.S. Multi-national Index Portfolio).
   BIOTECHNOLOGY & PHARMACEUTICAL PORTFOLIO. The table below illustrates the performance of the Standard & Poor's 500 Index, the Standard & Poor's Pharmaceutical Index, and the Nasdaq Biotechnology Index.




                   S&P            S&P           NASDAQ
             PHARMACEUTICAL       500       BIOTECHNOLOGY
                  INDEX          INDEX          INDEX
                --------       --------      -----------
 1994            16.43%            1.28%        (18.44%)
 1995            59.22            37.11          88.54
 1996            24.09            22.68          (0.33)
 1997            50.27            33.10          (0.07)
 1998            47.26            28.58          44.28
 1999           (11.56)           20.89         101.64
 2000            33.89            (9.10)         22.99


   Performance is measured from December 31, 1993 because that is the first date that information is available for the Nasdaq Biotechnology Index. The S&P 500 and the S&P Pharmaceutical Index performance includes the reinvestment of dividends. The Nasdaq Biotechnology Index performance does not include the reinvestment of dividends as these stocks do not typically pay dividends and that information is not available for the index. Source: FactSet Research Systems, Inc. and Bloomberg. The figures do not take into consideration taxes or any sales charges, commissions or fees that an investor would incur in connection with these investments.
   MORGAN STANLEY U.S. MULTINATIONAL 50 INDEX PORTFOLIO. Hypothetical annual price appreciation for the Morgan Stanley Multinational Index, Standard & Poor's 500 Index and the Morgan Stanley Capital International World Index is shown in the following table.


                         MORGAN
                         STANLEY
                         MULTI-                    MSCI
                        NATIONAL     S&P 500       WORLD
                          INDEX       INDEX        INDEX
                        ---------   ---------    ---------
1992                      (0.05%)     4.46%      (7.14%)
1993                       2.44       7.06       20.39
1994                       7.93      (1.54)       3.15
1995                      39.66      34.11       18.70
1996                      28.95      20.26       11.72
1997                      33.40      31.01       14.18
1998                      33.58      26.67       22.77
1999                      21.65      19.52       23.56
2000                     (10.37)    (10.14)     (14.05)


   This is not the past performance of any Portfolio or a previous series of any Portfolio and does not indicate the future performance of any Portfolio. The performance figure for the Morgan Stanley Multinational IndexSM reflects hypothetical Portfolio sales charges and expenses. The performance of any Portfolio will differ from the index because a Portfolio includes a sales charge and expenses. In addition, a Portfolio may not be able to exactly replicate the index.
   INTERNET PORTFOLIO. The Internet has become a part of daily life for many people and continues to grow at a significant rate. The Internet is in a growth phase that challenges traditional business models by offering advantages to companies embracing it. The Internet is generally recognized as one of the fastest-growing commercial innovations. Although it is still evolving as a medium for communications and commerce, it has already had a substantial impact on both consumers and business. For consumers, the advent of online shopping has brought greater convenience, while businesses have enjoyed productivity gains. Not only can consumers shop from the convenience of their homes, but they also have connections to a variety of online information. It is relatively easy to conduct research on various products or subjects, giving people another outlet for information.
     Jupiter B-to-B Commerce Model (June, 2000) estimates that United States online business-to-business commerce could be as follows in billions of dollar and as a percentage of total United States trade: 2000 - $336 (3%); 2001 - $700 (6%); 2002 - $1,510 (12%); 2003 - $2,940 (22%); 2004 - $4,592 (32%); 2005 -
$6,343 (42%). This information is not intended to depict actual performance or predict future performance of any company, security of a Portfolio. It is only intended to depict forecasted revenues from business-to-business commerce according to the Jupiter B-to-B Commerce Model (June, 2000). There can be no assurance that these estimates will be realized or that current trends will continue. No one can guarantee that continuation of these trends or realization of these estimates will have a positive impact on the performance of an investment.
     MORGAN STANLEY HIGH-TECHNOLOGY 35 INDEX PORTFOLIO. Hypothetical annual total returns for the Morgan Stanley High-Technology 35 Index, the Standard & Poor's 500 Index and the Standard & Poor's Technology Index are shown in the following table.




                  HIGH-TECH        S&P           S&P
                  35 INDEX         500       TECHNOLOGY
                  --------      --------     -----------
  1995              51.04%        37.11%       42.83%
  1996              21.59         22.68        41.37
  1997              17.08         33.10        26.09
  1998              95.67         28.58        72.95
  1999             110.87         20.89        75.10
  2000             (27.43)        (9.10)      (39.97)


   This is not the past performance of any Portfolio or a previous series of any Portfolio and does not indicate the future performance of any Portfolio. The performance figure for the High-Tech 35 Index does not reflect hypothetical Portfolio sales charges and expenses. The performance of any Portfolio will be lower than the index because a Portfolio includes a sales charge and expenses. In addition, a Trust may not be able to exactly replicate the index and will not necessarily change if the index changes.

     When reviewing any historical performance information, investors should keep in mind that past performance cannot guarantee future results. Many stocks, especially those issued by technology companies, have exhibited above-average price appreciation and extreme volatility in recent years during a period of a generally rising stock market. No one can guarantee that this will continue or that the performance of stocks will replicate the performance exhibited in the past.
   These figures do not take into consideration taxes or any sales charges, commissions or fees that an investor would incur in connection with these investments. The S&P 500 Index measures the performance of 500 stocks from 83 industrial groups. U.S. Treasury bonds are considered long-term investments and are subject to price fluctuations. The value of long-term bonds decline as interest rates rise. Stock indices are unmanaged, statistical composites and do not include payment of any sales charges or fees an investor would pay to purchase the securities they represent. Furthermore, an investment cannot be made in an index. U.S. Treasury bills are short-term obligations of the U.S. government that are purchased at a discount and mature at face value. U.S. government securities are backed by the full faith and credit of the government. The Consumer Price Index is a statistical measure of the annual rate of inflation; it is not an investment. The historical performance of these indices is shown for illustrative purposes only; it is not meant to forecast, imply or guarantee the future performance of any particular investment vehicle or the Portfolio. Securities in which the Portfolio invests will be different from those in these indices. Common stocks involve greater risks than government bonds and CDs, as they are more volatile and have greater potential for loss of principal.
   MORGAN STANLEY INDICES. The Morgan Stanley indices (the "Indices") are the exclusive property of Morgan Stanley and is a service mark of Morgan Stanley and has been licensed for use by the Trusts and Van Kampen Funds Inc.
   This fund is not sponsored, endorsed, sold or promoted by Morgan Stanley. Morgan Stanley makes no representation or warranty, express or implied, to the owners of this fund or any member of the public regarding the advisability of investing in funds generally or in this fund particularly or the ability of the Indices to track general stock market performance. Morgan Stanley is the licensor of certain trademarks, service marks and trade names of Morgan Stanley and of the Indices which are determined, composed and calculated by Morgan Stanley without regard to the issuer of this fund or this fund. Morgan Stanley has no obligation to take the needs of the issuer of this fund or the owners of this fund into consideration in determining, composing or calculating the Indices. Morgan Stanley is not responsible for and has not participated in the determination of or the timing of, prices at, or quantities of this fund to be issued or in the determination or calculation of the equation by which Units of this fund is redeemable for cash. Morgan Stanley has no obligation or liability to owners of this fund in connection with the administration, marketing or trading of this fund.
   ALTHOUGH MORGAN STANLEY SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE INDICES FROM SOURCES WHICH MORGAN STANLEY CONSIDERS RELIABLE, NEITHER MORGAN STANLEY NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDICES OR ANY DATA INCLUDED THEREIN. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS AND COUNTERPARTIES, OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND MORGAN STANLEY HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MORGAN STANLEY OR ANY OTHER PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

SPONSOR INFORMATION
   Van Kampen Funds Inc., a Delaware corporation, is the Sponsor of the Portfolios. The Sponsor is an indirect subsidiary of Van Kampen Investments Inc. Van Kampen Investments Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly owned subsidiary of Morgan Stanley Dean Witter & Co. ("MSDW").
     MSDW, together with various of its directly and indirectly owned subsidiaries, is engaged in a wide range of financial services through three primary businesses: securities, asset management and credit services. These principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; credit services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); and real estate advice, financing and investing.


     Van Kampen Funds Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has its principal offices at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555, (630) 684-6000. As of November 30, 2000, the total stockholders' equity of Van Kampen Funds Inc. was $161,761,917 (audited). (This paragraph relates only to the Sponsor and not to the Portfolio or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)


     As of September 30, 2000, the Sponsor and its Van Kampen affiliates managed or supervised more than $100 billion of investment products. The Sponsor and its Van Kampen affiliates offer more than 50 open-end mutual funds, 37 closed-end funds, and have sponsored over 2,700 series of fixed income and equity unit investment trusts.
     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Custodian may (i) appoint a successor Sponsor at rates of compensation deemed by the Custodian to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Custodian without terminating the Trust Agreement.

CUSTODIAN AND ADMINISTRATOR INFORMATION
     The Custodian is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.
     The Administrator is Integrity Life Insurance Company. Integrity Life Insurance Company is an Ohio stock life insurance company organized in 1966 that sells life insurance and annuities. Its principal executive offices are located at 515 West Market Street, Louisville, Kentucky, 40202. Integrity is a wholly owned subsidiary of The Western and Southern Life Insurance Company, a mutual life insurance company originally organized under the laws of the State of Ohio on February 23, 1888.
     The duties of the Custodian and Administrator are primarily ministerial in nature. They did not participate in the selection of Securities for the Portfolios.
     In accordance with the Trust Agreement, the Custodian and Administrator shall keep proper books of record and account of all transactions at their respective offices. Such records shall include the name and address of, and the number of Units of each Portfolio held by, every Unitholder or Contract Owner, as applic able. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Custodian and Administrator shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Custodian and Administrator are required to keep a certified copy or duplicate original of the Trust Agreement on file in the office available for inspection at all reasonable times during the usual business hours by any Unitholder or Contract Owner, as applicable, together with a current list of the Securities held in each Portfolio.
     Under the Trust Agreement, the Custodian and Administrator or any successor custodian or administrator may resign and be discharged of their responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Custodian and Administrator or successor custodian or administrator must generally mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect or at such other time as provided in the Trust Agreement. In certain circumstances, the Sponsor upon receiving notice of such resignation is obligated to appoint a successor promptly. The Sponsor may remove the Custodian and appoint a successor custodian as provided in the Trust Agreement at any time with or without cause. The Sponsor may also remove the Administrator and appoint a successor administrator as provided in the Trust Agreement in certain cases. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor custodian or administrator, all the rights, powers, duties and obligations of the original custodian or administrator shall vest in the successor, if any. The resignation or removal of the Custodian becomes effective only when the successor custodian accepts its appointment as such or when a court of competent jurisdiction appoints a successor custodian.
     Any corporation into which a Custodian or Administrator may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Custodian or Administrator shall be a party, shall be the successor custodian or administrator. The Custodian must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.


PORTFOLIO TERMINATION
     A Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Portfolio then outstanding. A Portfolio will be liquidated by the Custodian in the event that a sufficient number of Units of such Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.


     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolios. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Custodian, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Administrator will provide written notice of any termination to all Unitholders and Contract Owners of the appropriate Portfolio. Unitholders will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. The Custodian will deduct from the funds of the appropriate Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Custodian, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other charges or liabilities. Any sale of Securities in a Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Custodian and Administrator will then distribute to each Unitholder of each Portfolio, and, indirectly, to each Contract Owner his pro rata share of the balance of the Income and Capital Accounts of such Portfolio.
     Within 60 days of the final distribution Unitholders and Contract Owners will be furnished a final distribution statement of the amount distributable. At such time as the Custodian and Administrator in their sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.





                       CONTENTS OF REGISTRATION STATEMENTS

         This Amendment to the Registration Statement comprises the following papers and documents:

         The facing sheet
         The Prospectus
         The signatures
         The consents of independent public accountants and legal counsel

The following exhibits:

     1.1   Form of Trust Agreement.

     1.1.1 Form of Standard Terms and Conditions of Trust.

     1.2   Form of Participation Agreement.

     2.1 Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 223 (File No. 333-34242) dated July 25, 2000.

     3.1 Opinion and consent of counsel as to legality of securities being registered.

     4.1   Consent of Interactive Data Corporation.

     4.2   Consent of Independent Certified Public Accountants.





                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 265 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 12th day of January, 2001.

                                         Van Kampen Focus Portfolios, Series 265
                                                        By Van Kampen Funds Inc.


                                                          By Christine K. Putong
                                                         -----------------------
                                                        Assistant Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on January 12, 2001 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Richard F. Powers III               Chairman and Chief Executive              )
                                       Officer                                )

John H. Zimmermann III              President                                 )

A. Thomas Smith III                 Executive Vice President,                 )
                                       General Counsel and Secretary          )

Michael H. Santo                    Executive Vice President and Chief        )
                                       Operations and Technology Officer      )

                                                             Christine K. Putong
                                                            --------------------
                                                             (Attorney-in-fact*)

--------------------------------------------------------------------------------

         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 136 (File No. 333-70897) and the same are hereby incorporated herein by this reference.